As filed with the Securities and Exchange Commission on November 10, 2008
Registration No. 333-153007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 2
to
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
TETON ENERGY CORPORATION
And the Guarantors Identified in Footnote (*) on the following page
(Exact name of registrant as specified in its charter)

Delaware	84-1482290
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
600 17th Street – Suite 1600 North
Denver, CO 80202
(303) 565-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Karl F. Arleth
President and Chief Executive Officer
Teton Energy Corporation
600 17th Street – Suite 1600 North
Denver, CO 80202
(303) 565-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
David Danovitch, Esq.
Kristin J. Angelino, Esq.
Jaclyn Amsel, Esq.
Gersten Savage LLP
600 Lexington Ave, 9th Floor
New York, New York 10022
(212) 752-9700
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
* The following domestic subsidiaries of Teton Energy Corporation are guarantors and co-registrants. The address for each is 600 17th Street, Suite 1600 North, Denver, Colorado, 80202, and the telephone number is (303) 565-4600.

Exact name of registrant as specified in its	State or other
charter; address, including zip code, and	jurisdiction of
telephone number, including area code, of	incorporation or	I.R.S. Employer
registrant’s principal executive offices	organization	Identification No.
Teton North America LLC	Colorado	84-1482290
Teton Piceance LLC	Colorado	84-1482290
Teton DJ LLC	Colorado	84-1482290
Teton Williston LLC	Colorado	84-1482290
Teton Big Horn LLC	Colorado	84-1482290
Teton DJCO LLC	Colorado	84-1482290
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
     This Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) relates to the Registration Statement on Form S-3 (File No. 333-153007) of Teton Energy Corporation (the “Registrant”), which was filed with the Securities and Exchange Commission on August 13, 2008, as amended on September 10, 2008 and September 15, 2008, relating to $40,000,000 principal amount of the Registrant’s 10.75% Secured Subordinated Convertible Debentures due 2013, the Subordinated Guarantees of the Debentures, and up to 8,411,937 shares of the Registrant’s common stock issuable upon conversion of the Debentures (the “Registration Statement”).
     The Debentures contained a 90-day put option whereby the holders had the right to reduce their investment in the Debentures by up to a total of 25% of the face amount of the Debenture at the original purchase price (the “Holder Optional Redemption”). Effective as of September 17, 2008, the Registrant received written notices from each of the purchasers of the Debentures that they were electing to require the Registrant to redeem the Debentures for 25% of the principal amount of each Debenture. Pursuant to the terms of the Debentures, on September 18, 2008, the Registrant redeemed such portion of the Debentures, and paid the holders the aggregate sum of $10,000,000 plus accrued and unpaid interest. The applicable amount was paid on September 18, 2008 to each holder using funds from the original issuances of the Debentures in June 2008, which were being held in an interest-bearing account established to hold this amount pending the end of the 90-day put option period. As a result, the aggregate outstanding principal amount of the Debentures was reduced from $40,000,000 to $30,000,000.
     Additionally, on September 19, 2008, among other agreements, the Registrant entered into Secured Subordinated Convertible Debenture Indenture (the “Indenture”) with each of the Registrant’s subsidiary guarantors and the Bank of New York Mellon Trust Company, N.A., a national banking association (“Bank of New York” or the “Trustee”). Pursuant to the Indenture, Bank of New York will act as Trustee with respect to the Debentures and the Registrant’s obligations thereunder. In connection therewith, the Registrant also exchanged the Debentures for a Global Debenture, which was deposited with The Depository Trust Company (“DTC”), registered in the name of Cede & Co. as DTC’s nominee, and is currently designated for inclusion in The PORTAL Market.
     Pursuant to the Undertakings in Item 17 of the Registration Statement, the purposes of this Post-Effective Amendment are (i) to reflect in the Registration Statement the material developments described above, (ii) to deregister the $10,000,000 principal amount of Debentures which have been redeemed as a result of the exercises of the Holder Optional Redemption described above, and (iii) to deregister the shares of common stock that will no longer be issuable upon conversion of the Debentures as a result of the reduced principal amount following the exercises of the Holder Optional Redemption.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2008
     PRELIMINARY PROSPECTUS
$30,000,000
10.75% Secured Subordinated Convertible Debentures due 2013,
up to 6,347,700 Shares of Common Stock
issuable upon conversion of the Debentures
and
Subordinated Guaranty and Pledge Agreement
This prospectus relates to $30,000,000 aggregate principal amount of our 10.75% Secured Subordinated Convertible Debentures Due 2013 (the “Debentures”) which we sold and issued in a private placement that closed on June 18, 2008. The selling securityholders named herein may use this prospectus to resell from time to time the Debentures and the shares of our common stock issuable pursuant to the terms of the Debentures.
The Debentures are convertible by holders into shares of our common stock based on an initial conversion price of $6.50 per share, subject to adjustment as described herein. The Debentures contain a no-call provision for the first two years of the five-year term and a provisional call thereafter if the price of the underlying common stock exceeds 150% of the conversion price, or $9.75, for any 20 trading days in a 30-trading day period. If investors convert into the common stock or if we call the Debentures before the three-year anniversary of the original issuance date, the holders of the Debentures are entitled to a payment in an amount equal to the present value of all interest which would have accrued if the principal amount subject to such conversion had remained outstanding through such three-year anniversary. The Debentures are secured by a second lien on all assets in which our senior lender maintains a lien under our amended and restated senior Credit Agreement. The obligations under the Debentures are further guaranteed by each of our subsidiaries pursuant to a Subordinated Guaranty and Pledge Agreement which also may be resold hereunder.
The Debentures bear interest at a rate of 10.75% per year payable semiannually in arrears on July 1 and January 1 of each year. The first such payment was made on July 1, 2008. The Debentures will mature on June 18, 2013, unless earlier converted, redeemed or repurchased. The purchasers of the Debentures had a 90-day put option whereby they could elect to reduce their investment in the Debentures by a total of 25% of the face amount at the original purchase price. This put option expired on September 18, 2008. Each such purchaser exercised its respective put option, effective September 17, 2008, thereby reducing the aggregate outstanding principal amount of Debentures from $40,000,000 to $30,000,000.
The selling securityholders will receive all of the net proceeds from this offering. Additional selling securityholders may be named by prospectus supplement.
Our common stock is listed on the NASDAQ Capital Market under the symbol “TEC.” The closing sale price of our common stock as reported on the NASDAQ Capital Market on November 3, 2008 was $1.63 per share. The Debentures are not listed and we do not intend to list the Debentures on any national securities exchange.
Investing in our securities involves a high degree of risk. See “Risk Factors,” beginning on page 7 of this prospectus and those contained in our incorporated documents, to read about factors you should consider before buying our Debentures, the related Guarantees or shares of our common stock.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is November      , 2008.

 i

SUMMARY
This summary highlights selected information about us. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus and the documents incorporated by reference herein and therein, including the “Risk Factors” section and the financial statements and related notes, before making an investment decision in our securities. Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “Company,” “Teton,” “we,” “us,” and “our” are to Teton Energy Corporation and its subsidiaries. Unless otherwise indicated, the term “year,” “fiscal year” or “fiscal” refers to our fiscal year ending December 31st.
Our Company
Teton Energy Corporation was formed in November 1996 and is incorporated in the State of Delaware. We are an independent oil and gas exploration and production company focused on the acquisition, exploration and development of North American properties. Our current operations are concentrated in the prolific Rocky Mountain and Mid-continent regions of the U.S. We have leasehold interests in the Central Kansas Uplift, the Piceance Basin in western Colorado, the eastern Denver-Julesburg Basin in Colorado, Kansas and Nebraska, the Williston Basin in North Dakota and the Big Horn Basin in Wyoming. Teton is headquartered in Denver, Colorado, and is publicly traded on the NASDAQ Stock Market LLC under the ticker symbol “TEC.”
Central Kansas Uplift
In April 2008, we acquired reserves, production and certain oil and gas properties in the Central Kansas Uplift of Kansas from Shelby Resources, LLC, a private oil and gas company, and a group of approximately 14 other working interest owners for approximately $53.6 million, after post-closing adjustments. The purchase price was funded with $40.2 million of cash, $13.0 million of our common stock and warrant coverage of 625,000 shares at a $6.00 exercise price with a two-year term, valued at $434,000. The purchase price included 50 producing wells, 22 wells with production behind pipe, 5 proved undeveloped locations and 29 identified probable locations on the 8,719 gross acres, all of which is operated by us. Additionally, the purchase price included 39,385 gross (23,631 net) undeveloped acres operated by us at a 60% working interest.
Piceance Basin
Our non-operated properties in the Piceance Basin, which are operated by Berry Petroleum, originally consisted of a 25% working interest (19.69% net revenue interest) in a 6,314-acre block located in Garfield County, Colorado, immediately to the northwest of Grand Valley gas field, the westernmost of the four gas fields that comprise the continuous, basin-centered, tight gas sand accumulation (the “Piceance Fairway”).
On October 1, 2007, we completed the sale of one-half of the 25% working interest in the Piceance assets for $41.4 million total consideration (including post-closing adjustments), including $36.7 million of cash, and $4.7 million worth of acreage (499,904 gross acres) and production (1 MMcfd) in the DJ Basin (see further discussion of DJ Basin assets below). We purchased the original acreage for approximately $4,000 per acre and realized approximately $48,000 per acre on this sale. After the sale, we have a 12.5% working interest in the 6,314 gross acres
(789 net).

These properties are in the vicinity of major gas production from continuous basin-centered, tight gas sand accumulations within the Williams Fork formation of the Upper Cretaceous Mesaverde group and the shallower Lower Tertiary Wasatch formation. The primary targets for drilling on this acreage are the 1,500’-2,500’ thick, gas-saturated sands of the middle and lower Williams Fork formation at approximately 6,000’-9,000’ in depth. In addition, the subject acreage is surrounded on the west, east and southeast by completed gas wells. To the northwest of the block is the Trail Ridge gas field (Wasatch and Mesaverde). To the west, south and east are gas wells of the greater Grand Valley field.
DJ Basin
We own an interest in 970,132 gross (610,473 net) acres in the Denver-Julesburg Basin, a geologic depression encompassing Eastern Colorado, Southwest Wyoming, Northwest Kansas and Western Nebraska. Our acreage in the basin is comprised of four main operating areas, the Teton-Noble AMI, operated by Noble Energy, Inc. (“Noble”) and our operated areas of Washco, Frenchmen Creek and South Frenchmen Creek.
Teton – Noble AMI
We acquired our first interest in this play through a series of transactions between April 2005 and July 2005 that resulted in our accumulating over 182,000 gross acres. In December 2005, we entered into an Acreage Earning Agreement (“Earning Agreement”) with Noble, under which Noble paid us $3 million and earned a 75% working interest in our DJ Basin acreage after drilling and completing 20 wells, at no cost to us. Pursuant to the Earning Agreement, we retained a 25% working interest in the AMI created by the Earning Agreement, and both parties share all costs at each individual’s respective percentages. Through June 30, 2008, the parties have grown our shared acreage position to 330,152 gross acres (75,310 net) in the eastern DJ Basin located on the Nebraska-Colorado border in Chase, Dundy, Perkins, and Keith Counties, Nebraska.
The drilling target of this play is primarily the Niobrara formation, within which is trapped biogenic gas in the Beecher Island Chalk of the Upper Cretaceous Niobrara formation. The gas is contained in shallow structural traps at depths ranging from 1,700-2,500 feet. The acreage is located approximately 20 to 30 miles to the east of the main Niobrara gas productive trend that has been established to the west in Yuma, Phillips, and Sedgwick Counties, Colorado, and in Duell and Garden Counties, Nebraska.
Washco
As part of the sale of a one-half interest in our Piceance properties (see comments under Piceance Basin above), we acquired a large, contiguous block of operated acreage in the DJ Basin of 499,904 gross acres (413,786 net) primarily in Washington and Yuma Counties, Colorado. The acreage is southwest of our existing acreage in the DJ Basin — the Teton — Noble AMI and Frenchman Creek prospect areas. There was also approximately 1 MMcfed of production net to Teton associated with this acreage acquisition. This production breaks down as follows: 125 bopd net, primarily from the Spotted Dog Field, a J sand producer, and 300 Mcfd of gas net, from Niobrara reservoirs. The drilling targets of this play are the Niobrara formation for gas, and the J and D sands for oil. The gas is contained in shallow structural traps at depths ranging from 1,700-2,500 feet. The oil is contained either in four-way structural traps or stratigraphic traps with depths ranging from 4,300-4,500 feet.
Frenchman Creek
The Frenchman Creek acreage block, 28,204 gross acres (11,689 net), is located in Phillips County, Colorado, in the eastern DJ Basin. In 2007, we entered into an agreement with Targe Energy Exploration and Production, LLC (“Targe”) to carry us on two pilot wells in exchange for a proportionate share of Targe’s 3-D seismic. In exchange, Targe earned a 50 percent interest in the acreage block. The project is operated by us. The two pilot wells drilled by Targe were dry holes. We have staked and permitted 9 additional locations for Niobrara test wells. We intend to acquire additional 3-D seismic later in the year in order to help determine the location and order of any future drilling.
South Frenchman Creek
In November 2007, we acquired bolt-on acreage (contiguous to our current acreage) in the DJ Basin that allowed us to establish a new area, operated by us, of 111,872 gross acres (109,688 net) in Yuma County, Colorado, southern Dundy County, Nebraska and northwestern Cheyenne County, Kansas. The acreage is in proximity to existing Niobrara gas production and deeper Lansing-Kansas City oil production.
Williston Basin
On May 5, 2006, we acquired a 25% working interest from American Oil and Gas, Inc. (“American”) in approximately 87,192 gross acres in the Williston Basin located in Williams County, North Dakota, which has grown to 88,472 gross acres (18,732 net). In addition to our 25% working interest and American’s 50% working interest, we have two other partners in the acreage: Evertson Energy Company (“Evertson”), which is the operator and has a 20% working interest, and Sundance Energy, Inc., which has a 5% working interest.
The targets of this prospect are the oil of the Mississippian Bakken formation and the natural gas of the Red River formation of the Williston Basin. This Bakken shale produces from horizontal wells at a depth of approximately 10,500 feet. The lateral legs will vary from 3,000 to 9,000 feet in length. Although the primary area with notable production from the Bakken is in Richland County, Montana, several wells have been completed directly to the east of our acreage block. Multiple stage fracture stimulation is used to increase recoveries. We participated in a Red River test well in November 2007 and in a 3D seismic survey in the Red River lead area in January 2008, and we believe there are as many as 10 gross future locations for Red River wells. Secondary horizons in this area include the Madison, Duperow, Nisku, and Interlake formations.
Big Horn Basin
In 2007, we acquired 16,417 gross acres (15,132 net) in the Big Horn Basin of Wyoming that will allow us to further add to our growing operating presence. We have grown this acreage position to 22,780 gross acres at June 30, 2008. The Greybull and Peay Sand formations are conventional oil and gas targets for this play and the Mowry Shale is an unconventional horizontal gas target.
We have signed an Exploration Agreement with Unit Petroleum (“Unit”), wherein Unit will carry us on the drilling of two wells in exchange for an interest in those wells. Unit will pay 90% of the costs to casing point of the first well, a vertical well to test the Greybull formation, and, after that point in time, costs will be shared by us and Unit on a 50/50 basis. The second well to be drilled by Unit is a horizontal well to test the Mowry formation. Unit will pay 60% of the well costs to casing point after which point all future costs will be shared by us and Unit on a 50/50 basis. In exchange, Unit will then earn 50% of our interest in the entire prospect. We are currently in the process of obtaining permits for the first Greybull well.
Recent Developments
On June 30, 2008, we completed the syndication of our revolving credit facility with a group of four banks, including JPMorgan Chase Bank as administrative agent.

On July 14, 2008, at a meeting of our Board of Directors, Dominic J. Bazile, II, the Company’s current Executive Vice President and Chief Operating Officer, was appointed to our Board of Directors. Mr. Bazile will serve until standing for election at the annual meeting of our shareholders, tentatively scheduled for May 7, 2009. In accordance with the corporate governance rules of the American Stock Exchange, our Board determined that Mr. Bazile is not independent as a result of his current employment with the Company, and thus was not appointed to serve on any Board committees. Mr. Bazile will not receive any additional compensation for his service on the Board of Directors.
On August 4, 2008, the Compensation Committee of our Board of Directors certified the results of the performance milestones associated with the 2007 and 2008 grants of performance share units to certain officers and directors of the Company that were created in accordance with the Company’s 2005 Long-Term Incentive Plan (the “LTIP”). As a consequence of such certification, an aggregate of 454,464 shares of common stock vested as of such date.
On August 28, 2008, we announced that our Board of Directors approved the decision to switch the listing of our common stock from the American Stock Exchange to the NASDAQ Stock Market LLC®. Effective September 8, 2008, we commenced trading on the NASDAQ Capital Market under the symbol NASDAQ: TEC.
On September 23, 2008, we announced that, as a result of a mid-year review by our bank group, the borrowing base on our senior bank facility has been increased by $2.0 million. The total borrowing base now available to us is $34.5 million, of which approximately $25 million was drawn as of September 19, 2008.
Effective October 7, 2008, we entered into a Warrant Exchange Agreement, dated October 4, 2008 (the “Exchange Agreement”) with all of the holders of certain common stock purchase warrants which had been issued on May 16, 2007 (the “Warrants”) to exchange the Warrants (the “Exchange”) for an aggregate of 990,000 shares of our common stock. The holders of the Warrants had the right to purchase an aggregate of 3,960,000 shares of common stock at a price of $5.00 per share. The Warrants were issued in conjunction with the issuance of 8% Senior Subordinated Convertible Notes that matured in May 2008. The Warrants, which would have expired in May 2012, included a cashless exercise feature at the option of the holders.
The common stock issued in exchange for the Warrants remains registered under that certain Registration Statement on Form S-3, which was declared effective on October 9, 2007 (File No. 333-145164) and the prospectus thereunder. We will file a Post-Effective Amendment to such registration statement to reduce the number of shares covered by the Registration Statement and to describe the circumstances of the Exchange.
How to Contact Us
Our principal executive offices are located at 600 17th Street, Suite 1600 North, Denver, Colorado 80202. Our main telephone number is (303) 565-4600. We maintain a website at www.teton-energy.com, however, the information contained on our website does not constitute part of this prospectus.
SUMMARY OF THE OFFERING AND THE DEBENTURES

Issuer:	Teton Energy Corporation

Selling Securityholders:	The securities to be offered and sold under this prospectus will be offered and sold by the selling securityholders named in this prospectus or in any supplement to this prospectus. See “Selling Securityholders.”

Securities Offered:	(i) $30,000,000 principal amount of 10.75% Secured Subordinated Convertible Debentures due 2013, (ii) the related Subordinated Guaranty and Pledge Agreement, and (iii) up to 6,347,700 shares of common stock which are issuable upon conversion of the Debentures, and upon satisfaction of the Interest-Make Whole premium in shares of common stock.

Shares of Common Stock Outstanding prior to this Offering:	22,950,332 shares, as of November 3, 2008

Shares of Common Stock Outstanding After this Offering:	22,950,332 shares

Maturity of Debentures:	June 18, 2013, unless earlier converted or redeemed.

Initial Conversion Price of Debentures:	$6.50

Debenture Interest Rate:	The Debentures bear interest at a rate of 10.75% per annum. Interest on the Debentures began accruing on June 18, 2008. Interest is payable semi-annually in arrears on January 1 and July 1 of each year. The first interest payment was made on July 1, 2008.

Interest Make-Whole Premium:	In the event that you are required to convert or we redeem all or any portion of the Debentures prior to the third anniversary of the Original Issue Date (i.e., June 18, 2011), we have agreed to pay the present value of all interest which would have accrued on the principal amount being converted or redeemed after the date of such conversion or redemption as if no payment of such principal amount were made prior to the third anniversary. Interest make-whole may be paid in cash or registered shares of our common stock solely at our option and subject to certain conditions. The value of each such share of stock shall generally be determined based on ninety percent of the lower of the (i) VWAP for such stock for the ten (10) trading days immediately prior to the date such payment is due, and (ii) the closing price of the stock on the day immediately preceding the conversion date or redemption date.

Security:	The Debentures are secured by a second lien on all of our assets in which our senior lender maintains a lien.

Debenture Ranking:	In accordance with an Intercreditor and Subordination Agreement we entered into with our senior secured lender and our subsidiary guarantees, the Debentures are subordinated in right of payment to our senior secured revolving credit facility and senior in right of payment to all of our existing and future indebtedness subordinated to the Debentures.

Change of Control:	In the event of a Change of Control Transaction, the Debentures are (i) subject to repurchase by us, at the holder’s option, at a purchase price equal to the sum of 103 percent of the principal amount being redeemed together with 100 percent of any accrued but unpaid interest and the Interest Make-Whole premium, if any, and (ii) are subject to an increase in the number of Conversion Shares issuable following a Change of Control Transaction based upon the change of control date and the price of our common stock.

Optional Redemption at the Election of the Company:	The Debentures contain a two-year no-call provision and a provisional call thereafter if the price of the underlying shares of common stock exceeds 150% of the conversion price, or $9.75, for any 20 trading days in a 30-trading day period.

Optional Redemption at the Election of the Holder:	The Debentures contained a 90-day put option whereby the holders could elect to reduce their investment in the Debentures by up to a total of 25% of the face amount at the original purchase price. Each holder excercised its respective Optional Redemption effective September 17, 2008, thereby reducing the aggregate outstanding principal amount of Debentures from $40,000,000 to $30,000,000.

Global Debentures:	The Debentures are evidenced by one or more Global Debentures and we deposited the Global Debentures with DTC and registered the Global Debentures in the name of Cede & Co. as DTC’s nominee.

NASDAQ Capital Market Symbol:	Our common stock is listed for trading on the NASDAQ Capital Market under the symbol “TEC.” The Debentures are not listed and we do not intend to list the Debentures on the NASDAQ Capital Market or any other national securities exchange.

Use of Proceeds:	The selling securityholders will receive all proceeds from the sale of our securities in this offering. We will not receive any of the proceeds from the sale of our Debentures, Subordinated Guarantees or shares of common stock by the selling securityholders.

Dividend Policy:	We have not paid any dividends on our common stock since inception, and we do not anticipate the declaration or payment of any dividends at any time in the foreseeable future.

Risk Factors:	See “Risk Factors” beginning on page 7 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

RISK FACTORS
Investing in our securities involves risk. In evaluating the Company, careful consideration should be given to the following risk factors, in addition to the other information included or incorporated by reference in this Form S-3. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our common stock. In addition, the ''Forward-Looking Statements’’ located in this prospectus, and the forward-looking statements included or incorporated by reference herein describe additional uncertainties associated with our business.
Risks Related to our Business
We have incurred significant losses. We expect future losses and we may never become profitable.
We have incurred significant losses in the past. For the years ended December 31, 2007, 2006, and 2005, we incurred net income (losses) from operations of $2.4 million, ($5.7 million), and ($4.1 million), respectively. In addition, we had an accumulated deficit of $66.1 million at June 30, 2008. There can be no assurance that we will be able to maintain profitability.
Substantially all of our producing properties are located in the prolific Rocky Mountain and Mid-continent regions of the U.S. making us vulnerable to risks associated with operating in only two geographic areas.
Our current operations are focused on the prolific Rocky Mountain and Mid-continent regions, which means our producing properties are geographically concentrated in those areas. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of oil and natural gas produced from the wells in these regions.
We may be unable to fund our planned capital expenditures.
We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. We have historically addressed our short and long-term liquidity needs through the use of cash flow provided by operating activities, borrowing under bank credit facilities and the issuance of equity. Without adequate financing we may not be able successfully to execute our operating strategy. The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include:
•	general economic and financial market conditions;

•	oil and natural gas prices; and

•	our market value and operating performance.
We may be unable to execute our operating strategy if we cannot obtain adequate capital. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, we may be limited in our ability to spend the capital necessary to complete our capital expenditures program.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition, or results of operations.
Our future success will depend on the success of our exploration, exploitation, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control; including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical.
Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.
Our business strategy includes a continuing acquisition program. In addition to leaseholds, we are seeking to acquire producing properties including the possibility of acquiring producing properties through the acquisition of an entire company. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.
The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are inherently inexact and may prove to be inaccurate. These factors include: evaluating recoverable reserves, estimating future oil and gas prices, estimating future operating costs, estimating future development costs, estimating the costs and timing of plugging and abandonment and potential environmental and other liabilities, assessing title issues and other factors. Our assessments of potential acquisitions will not reveal all existing or potential problems, nor will such assessments permit us to become familiar enough with the properties fully to assess their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from a seller of a property for liabilities that we assume. We may be required to assume the risk of the physical condition of acquired properties in addition to the risk that the acquired properties may not perform in accordance with our expectations. As a result, some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels and, in connection with these acquisitions, we may assume liabilities that were not disclosed to or known by us or that exceed our estimates.
Our ability to complete acquisitions could be affected by competition with other companies and our ability to obtain financing or regulatory approvals.
In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain adequate financing and, in some cases, regulatory approvals.

Our acquisitions may pose integration risks and other difficulties.
Increasing our reserve base through acquisitions is an important part of our business strategy. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating acquisitions, could result in our incurring unanticipated expenses and losses.
In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations.
Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.
Competitive industry conditions may negatively affect our ability to conduct operations.
Competition in the oil and gas industry is intense and oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment, supplies, labor and services required to operate and develop their properties. Some of these resources may be limited and have higher prices due to strong demand. Many of our competitors have financial resources that are substantially greater than ours, which may adversely affect our ability to compete within the industry.
We have limited operating control over some of our current production.
Approximately half of our current production comes through joint operating agreements under which we own partial non-operated interests in oil and natural gas properties. For that production, we do not have control over normal operating procedures, expenditures or future development of underlying properties. Consequently, a portion of our operating results are beyond our control. The failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells and the use of technology. Since we do not have a majority interest in our current non-operated properties, we may not be in a position to remove the operator in the event of poor performance. Further, significant cost overruns of an operation in any one of our current non-operated projects may require us to increase our capital expenditure budget and could result in some wells becoming uneconomic.
Oil and gas prices fluctuate widely, and low prices for an extended period of time are likely to have a material adverse impact on our business, results of operations and financial condition.
Our revenues, profitability, future growth and reserve calculations depend on reasonable prices for oil and natural gas. These prices also affect the amount of our cash flow available for capital expenditures and payments on our debt, and our ability to borrow and raise additional capital. The amount we can borrow under our senior secured revolving credit facility (see Note 6 to our Consolidated Financial Statements as of and for the six months ended June 30, 2008 and Item 7.01 to our Form 8-K filed on September 23, 2008, which are incorporated in this prospectus by reference) is subject to periodic borrowing base re-determinations based in part on changing expectations of future crude oil and natural gas prices. Lower prices may also reduce the amount of oil and gas that we can produce economically.

Among the factors that can cause fluctuations are:
•	domestic and foreign supply, and perceptions of supply, of oil and natural gas;

•	level of consumer demand;

•	political conditions in oil and gas producing regions;

•	weather conditions;

•	world-wide economic conditions;

•	domestic and foreign governmental regulations; and

•	price and availability of alternative fuels.
We have multiple hedges placed on our oil and gas production to attempt to mitigate this problem to some extent. See Item 7A “Quantitative and Qualitative Disclosures about Market Risk,” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated in this prospectus by reference.
Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases while not hedging may result in significant fluctuations in our net income and stockholders’ equity.
We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the prices of oil and natural gas. We may in the future enter into additional hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than the total volumes hedged or the other party to the contract defaults on its obligations. Hedging transactions will also limit the benefit we otherwise would have received from increases in the price for oil and natural gas, when the respective price goes above our hedged price.
Our credit facility has substantial restrictions and financial covenants, and we may have difficulty obtaining additional credit, which could adversely affect our operations.
Our revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by our lenders in their sole discretion, based upon, among other things, our level of proved reserves and the projected revenues from the oil and natural gas properties securing our loan. The lenders on our revolving credit facility can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding. Any increase in the borrowing base requires the consent of the lenders.
Upon a downward adjustment of the borrowing base, if borrowings in excess of the revised borrowing base are outstanding, we could be forced to repay our indebtedness in excess of the borrowing base under the revolving credit facility if we do not have any substantial unpledged properties to pledge as additional collateral.
Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.
Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:
•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility reacting to changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage relative to other less-leveraged competitors; and

•	making us vulnerable to increases in interest rates, because borrowings under our credit facility may be at floating interest rates which are subject to change from time to time, based on LIBOR or U.S. prime rates.
The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.
Our revolving credit facility contains various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:
•	pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	make loans to others;

•	make investments;

•	incur additional indebtedness;

•	create certain liens;

•	sell assets;

•	enter into agreements that allow dividends or other payments from our subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of us and our subsidiaries taken as a whole;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.
In addition, our revolving credit facility also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the revolving credit facility as earnings before interest, taxes, depreciation, amortization and exploration expense and other non-cash items) ratio. If we fail to comply with the restrictions in the revolving credit facility (or any other subsequent financing agreements), a default may occur which might allow the creditors (if the agreements so provide) to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.
Seasonal weather conditions and lease stipulations can adversely affect the conduct of drilling activities on our properties.
Oil and natural gas operations, in the areas in which we operate, can be adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife, particularly in the Rocky Mountain region where we currently operate. In certain areas, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This may limit operations in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Our reserves and future net revenues may differ significantly from our estimates.
The estimates of reserves and future net revenues are not exact and are based on many variable and uncertain factors; therefore, the estimates may vary substantially from the actual amounts depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. In addition, estimates of reserves are extremely sensitive to the market prices for oil and gas.
The loss of key personnel could adversely affect our business.
We currently have key employees that serve in senior management roles. The loss of any one of these employees could severely harm our business. Although we have a life insurance policy on our Chief Executive Officer, of which we are a part beneficiary, we do not currently maintain key man insurance on the lives of any of the other key employees. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.
We may incur non-cash charges to our operations as a result of current and future financing transactions.
Under current accounting rules, we have incurred $8.9 million of non-cash charges for the six months ended September 30, 2008, and may incur additional non-cash charges to future operations beyond the stated contractual interest payments required under our current and potential future financing arrangements. While such charges are generally non-cash, they impact our results of operations and earnings per share and have been and may be material.
Risks Relating To Our Common Stock
Our insiders beneficially own a significant portion of our stock.
As of November 3, 2008, our executive officers, directors and affiliated persons beneficially own approximately 7.57% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:
•	elect or defeat the election of our directors;

•	amend or prevent amendment of our articles of incorporation or bylaws;

•	effect or prevent a merger, sale of assets or other corporate transaction; and

•	affect the outcome of any other matter submitted to the stockholders for vote.
In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

The anti-takeover effects of provisions of our charter, by-laws and of certain provisions of Delaware corporate law could deter, delay, or prevent an acquisition or other “change in control” of us and could adversely affect the price of our common stock.
Our amended certificate of incorporation, our by-laws and Delaware General Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of us or our management which stockholders may consider favorable or beneficial. These provisions include the following:
•	We are authorized to issue “blank check” preferred stock, which is preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of our common stockholders;

•	We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” includes any person that is:
o	the owner of 15% or more of the outstanding voting stock of the corporation;

o	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

o	an affiliate or associate of the persons defined as an interested stockholder.
Any one of these provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock.
Risk Factors Relating to the Debentures
The terms of the Indenture limit our ability to incur certain additional indebtedness.
The Indenture governing the Debentures contains negative covenants with respect to our incurring any indebtedness other than the Permitted Indebtedness, as defined in the Indenture and the Debentures, or any liens other than the Permitted Liens, as defined in the Indenture and the Debentures (see “Description of Debentures—Certain Definitions” for description of Permitted Indebtedness and Permitted Liens). These provisions may limit our ability to access the capital markets or obtain sufficient capital for our business needs.
We may not have the funds necessary to repurchase the Debentures or pay amounts due when necessary, including with respect to the Interest Make-Whole premium, and our senior secured revolving credit facility contains limitations on our ability to pay the principal return in cash to holders of Debentures upon conversion or to repurchase the Debentures under certain circumstances.
Your ability to convert your Debentures into cash and shares of our common stock (if any) or to require us to repurchase your Debentures in connection with a designated event is subject to limitations imposed by our senior secured revolving credit facility and by any limitations we may have in any other credit facilities or indebtedness we may incur in the future. Under our senior secured revolving credit facility and subject to an Intercreditor and Subordination Agreement, as amended, which we entered into with the lenders of our senior secured revolving credit facility and the guarantors of our Debentures, we are not permitted to pay the principal return in cash with respect to any redemption of Debentures without the prior approval of the lenders of our senior secured revolving credit facility.
With respect to any repurchase or redemption of the Debentures, you should be aware that the indebtedness under the senior secured revolving credit facility will become due and payable on August 9, 2011. If the senior indebtedness under the senior secured revolving credit facility is not paid upon maturity, we would be in default under such agreement and accordingly we would be prohibited from repurchasing or redeeming the Debentures. Moreover, we may have to refinance our senior secured revolving credit facility on or before its maturity and any new senior credit agreement we may enter into may have restrictions on our ability to repurchase or redeem the Debentures to a similar extent.
In addition, our ability to repurchase the Debentures or pay the principal return in cash, including with respect to the Interest Make-Whole premium, may be limited by law, by the Indenture, by the terms of other agreements relating to our senior indebtedness and, as mentioned above, by indebtedness and agreements that we may enter into in the future that may replace, supplement or amend our existing or future debt. If any of our senior indebtedness were to be accelerated, holders of the Debentures would not be entitled to receive any payments until all of our senior indebtedness had been paid in full.
Finally, we might not have sufficient funds available to repurchase or redeem the Debentures or pay the principal return in cash, including with respect to the Interest Make-Whole premium, at the Debentures’ maturity.
Although secured, the Debentures are subordinated to our senior indebtedness, and the guarantee of each subsidiary guarantor is similarly subordinated to its senior indebtedness.
The Debentures and the guarantees provided by certain of our subsidiaries, although secured, rank junior in right of payment to all of our existing and future senior indebtedness, as defined in the Indenture relating to the Debentures. This means that, upon any payment or distribution of our assets in a bankruptcy, insolvency, or similar proceeding, we will not be permitted to make any payments on the Debentures until all of our senior indebtedness has been paid in full. Likewise, upon any payment or distribution of assets of any subsidiary guarantor in a bankruptcy, insolvency or similar proceeding, that subsidiary guarantor will not be permitted to make any payments in respect of its guarantee in respect of the Debentures until all of its senior indebtedness has been paid in full.
In addition, we will also be prohibited from making any payments on the Debentures if any of our designated senior indebtedness is not paid when due or has been declared due and payable because of a default, and any subsidiary guarantor will be prohibited from making any payments under its guarantee if any designated senior indebtedness of such subsidiary guarantor or of us is not paid when due or has been declared due and payable because of a default. In addition, in the event of certain other defaults in respect of our designated senior indebtedness, we may be prohibited from making payments on the Debentures and, in the event of certain other defaults in respect of designated senior indebtedness of any subsidiary guarantor or of us, such subsidiary guarantor may be prohibited from making payments under its guarantee. See “Description of the Debentures — Ranking of the Debentures — Subordination of the Debentures.”
As of June 30, 2008, we and our subsidiaries had approximately $22 million of outstanding senior indebtedness, to which the Debentures are subordinated. In addition, the subsidiary guarantors guarantee all borrowings and amounts payable by us under our senior secured revolving credit facility.

Such guarantees rank senior in right of payment to the guarantees of the subsidiary guarantors under the Debentures. Substantially all of our and our subsidiaries’ (including the subsidiary guarantors’) assets secure our obligations under our senior secured revolving credit facility, which permits us to borrow up to $150,000,000. If we default on any payments required under our senior secured revolving credit facility, or if we fail to comply with other provisions governing these obligations such as the maintenance of certain required financial ratios, the senior lenders could declare all amounts outstanding, together with accrued and unpaid interest, immediately due and payable. If we are unable to repay amounts due, the lenders could proceed against the collateral securing the debt and we then may not have enough assets left to pay you or other holders of our Debentures.
The adjustment to the conversion rate upon the occurrence of certain types of fundamental transactions may not adequately compensate the holders for the lost option value of the Debentures as a result of such fundamental transactions.
If certain types of fundamental transactions occur on or prior to the date when the Debentures may be redeemed, you are entitled to receive, for each share of our common stock that would have been issuable upon conversion of the Debentures immediately prior to the occurrence of such fundamental transaction, the same kind and amount of securities, cash or property as you would have been entitled to receive upon the occurrence of such fundamental transaction if you had been, immediately prior to such fundamental transaction, a holder of one share of common stock. The determination of the conversion price shall be appropriately adjusted. Although such adjustments are designed to compensate you for the lost option value of your Debentures as a result of certain types of fundamental transactions, the adjustment is only an approximation of such lost value based upon assumptions made on the date of this prospectus and may not adequately compensate you for such loss.
The subsidiary guarantees may be unenforceable or federal and state statutes may allow courts to void our Subordinated Guarantees and other laws may limit payments under the subsidiary guarantees.
The Debentures will be guaranteed by certain of our existing subsidiaries and may be guaranteed by certain future subsidiaries. If, during that time, a bankruptcy case or lawsuit is initiated with respect to a subsidiary guarantor, the debt represented by the subsidiary guarantee entered into by that subsidiary guarantor may be reviewed under federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be further subordinated to other indebtedness, guarantees and other liabilities of the subsidiary guarantor (which, depending on the amount of such indebtedness and other obligations, could reduce the subsidiary guarantor’s liability on its subsidiary guarantee of the Debentures to zero), if, among other things, such subsidiary guarantor at the time it incurred the debt evidenced by the guarantee:
•	received less than reasonably equivalent value or fair consideration for entering into the guarantee;

•	was insolvent or rendered insolvent by reason of entering into the guarantee;

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they became due.
In addition, under these circumstances any payment by the subsidiary guarantor pursuant to its subsidiary guarantee could be voided and holders of the Debentures could be required to return those payments to the subsidiary guarantor or to a fund for the benefit of our creditors or creditors of the subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was at the time greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was at the time less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
There can be no assurance as to what standard a court would apply to evaluate the parties’ intent or to determine whether the applicable subsidiary guarantor was insolvent at the time of, or rendered insolvent upon consummation of, the applicable transaction or that, regardless of the standard, a court would not determine that the subsidiary guarantor was insolvent or rendered insolvent as a result of that transaction. Accordingly, we cannot assure you that the subsidiary guarantees of the Debentures, or any payments made under the subsidiary guarantees, will not be deemed to violate applicable bankruptcy, fraudulent transfer, or similar laws. Each subsidiary guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable subsidiary guarantor, after giving effect to all of its other liabilities, without rendering the subsidiary guarantee, as it relates to such subsidiary guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws.
Other laws, including corporate distribution laws, limit or may limit the amount that any subsidiary guarantor will be permitted to pay under its subsidiary guarantee of the Debentures. Such limitations could restrict, perhaps substantially, the amount that any subsidiary guarantor would be permitted to pay under its subsidiary guarantee, could prohibit that subsidiary guarantor from making any payments under its subsidiary guarantee or could possibly require that amounts paid by any subsidiary guarantor under its subsidiary guarantee of the Debentures be returned.
An active trading market for the Debentures may not develop.
The Debentures are a new issue of securities for which there is currently no public market. Although the Debentures are currently eligible for trading in The PORTAL Market,(SM) Debentures sold using this prospectus will no longer be eligible for trading in The PORTAL Market.(SM) The Debentures are not listed, and we do not intend to apply for listing of the Debentures, on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, we do not know whether an active trading market will develop or be sustained for the Debentures. To the extent that an active trading market does not develop or is not sustained, the liquidity and trading prices for the Debentures may be harmed.
If the Debentures are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors.
We have not been advised by the initial purchasers or any other party that they intended to make a market in the Debentures. Any market-making activity that may be established by holders of the Debentures or any other party may be discontinued at any time, for any reason or for no reason, without notice. We cannot assure you that any firm or person will make a market in the Debentures. The liquidity of any market for the Debentures will depend upon the number of holders of the Debentures, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the Debentures and other factors. Even if a firm or person commits to make a market in the Debentures, an active or liquid trading market for the Debentures may not develop.
The price at which the Debentures may be purchased or sold could be significantly affected by the market price of our common stock, which may fluctuate significantly.
We expect that the pricing of the Debentures will be significantly affected by the market price of our common stock. Factors that could affect our common stock price include the following:
•	fluctuations in our quarterly results of operations and cash flows;

•	the public’s reaction to our press releases, announcements and filings with the SEC;

•	additions or departures of key personnel;

•	changes in financial estimates or recommendations by research analysts;

•	changes in the amount of indebtedness we have outstanding;

•	changes in general conditions in the U.S. and international economy, financial markets, including changes in regulation affecting our business;

•	the market price for crude oil and natural gas within the United States or worldwide; and/or

•	future sales of our equity or equity-linked securities.
In recent years, stock markets within the United States and worldwide have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market prices of our common stock and the Debentures.
Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the value of the Debentures and our ability to raise funds in new offerings.
Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect the value of the Debentures and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the value of the Debentures.
The Interest Make-Whole premium payable on the Debentures may not adequately compensate you for the lost option time value of your Debentures as a result of such designated event.
In the event that you are required to convert or we redeem all or any portion of the Debentures prior to the third anniversary of their issuance, we have agreed to pay the present value of all interest which would have accrued on the principal amount of the Debentures being converted or redeemed after such date of conversion or redemption as if no payment of such principal amount were made prior to the third anniversary of the issuance of the Debentures. Although such additional payment is designed to compensate you for the lost option time value of your Debentures as a result of such conversion, the amount of the Interest Make-Whole is only an approximation of such lost value and may not adequately compensate you for such loss.

The conditional conversion feature of the Debentures could result in your receiving less than the value of the consideration into which a Debenture is convertible.
The Debentures are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your Debentures, and you may not be able to receive the value of the consideration into which the Debentures would otherwise be convertible. The contingent conversion features could also adversely affect the value and the trading prices of the Debentures.
As a holder of Debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
Holders of our Debentures will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your Debentures and, in limited cases, under the conversion rate adjustments applicable to the Debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to your having given notice of your intent to convert all or a portion of your Debenture, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.
The repurchase rights in the Debentures triggered by a designated event could discourage a potential acquiror.
The repurchase rights in the Debentures triggered by a change of control could discourage a potential acquiror. Upon a change of control we may be required to repurchase the Debentures at a premium that also may include the Interest Make-Whole premium. Potential acquirors may determine that the premium associated with this repurchase rights increase the costs of a potential acquisition of us beyond an amount that would make economic sense. As a result, such potential acquirors may be dissuaded from pursuing a transaction with us, even a friendly transaction.
The conversion rate of the Debentures may not be adjusted for all dilutive events that may occur.
The conversion rate of the Debentures is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock, among other things. The conversion rate will not be adjusted for other events, such as stock issuances for cash, which may adversely affect the trading price of the Debentures. See “Description of the Debentures—Conversion Rights—Conversion rate adjustments.” There can be no assurance that an event that adversely affects the value of the Debentures, but does not result in an adjustment to the conversion rate, will not occur.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference contain both historical and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the

“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements, written, oral or otherwise made, represent the Company’s expectation or belief concerning future events. All statements, other than statements of historical fact, are or may be forward-looking statements. For example, statements concerning projections, predictions, expectations, estimates or forecasts, and statements that describe our objectives, future performance, plans or goals are, or may be, forward-looking statements. These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.
Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. The following important risks and uncertainties could affect our future results, causing those results to differ materially from those expressed in our forward-looking statements:
•	General economic and political conditions, including governmental energy policies, tax rates or policies and inflation rates;

•	The market price of, and demand for, oil and natural gas;

•	Our success in completing development and exploration activities;

•	Reliance on outside companies for drilling and development of our oil and gas properties;

•	Expansion and other development trends of the oil and gas industry;

•	Acquisitions and other business opportunities that may be presented to and pursued by us;

•	Our ability to integrate our acquisitions into our company structure; and

•	Changes in laws and regulations.
These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors, including unknown or unpredictable ones could also have material adverse effects on our future results.
The forward-looking statements included in this prospectus are made only as of the date set forth on the front of the document. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect new information, subsequent events, changed circumstances or otherwise.
TAX CONSIDERATIONS
We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. federal, state and any applicable foreign tax consequences relating to their investment in our securities.
RATIO OF EARNINGS TO FIXED CHARGES
For purposes of computing the ratios of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense related to indebtedness. The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Nine Months Ended
	September 30,		Fiscal Year Ended December 31,
	2008		2007	2006		2005		2004		2003
Ratio of earnings to fixed charges	—		1.81	—		—		—		—

Coverage deficiency	(19,205	) (1)	—	(5,724	) (1)	(3,777	) (1)	(5,194	) (1)	(4,036	) (1)

Ratio of earnings to fixed charges and preferred dividends	—		1.81	—		—		—		—

Coverage deficiency	(19,205	) (1)	—	(5,724	) (1)	(3,838	) (1)	(5,300	) (1)	(4,036	) (1)

(1)	Earnings were insufficient to cover fixed charges by amount noted as deficiency.
USE OF PROCEEDS
The selling securityholders will receive all proceeds from the sale of our securities in this offering. We will not receive any of the proceeds from the sale of our Debentures, Subordinated Guarantees or shares of common stock by the selling securityholders. We will pay all expenses (other than transfer taxes) of the selling securityholders in connection with this offering.
OFFERING
On June 18, 2008, we sold and issued $40,000,000 aggregate principal amount of our 10.75% Secured Subordinated Convertible Debentures due June 18, 2013 (the “Original Debentures”) to the purchasers thereof in a private placement that closed on that date. Our obligations under the Original Debentures were fully and unconditionally guaranteed by our subsidiaries, Teton North America LLC, Teton Piceance LLC, Teton DJ LLC, Teton Williston LLC, Teton Big Horn LLC, and Teton DJCO LLC (each, a “Guarantor” and together, the “Guarantors”) to the extent set forth in the Subordinated Guaranty and Pledge Agreement, dated as of June 18, 2008 (the “Subordinated Guaranty”) which was entered into in favor of Whitebox Advisors, LLC, as agent for the purchasers of the Original Debentures (the “Representative”).
Pursuant to Section 4.17(b) of the Securities Purchase Agreement dated as of June 9, 2008, which we entered into with the purchasers of the Original Debentures (the “Purchase Agreement”), the parties agreed to exchange the Original Debentures for exchanged debentures for the same aggregate principal amount on terms substantially identical to the Original Debentures, which debentures would be registered under the Securities Act under a registration statement that (i) has been declared effective by the Securities and Exchange Commission (the “SEC”), (ii) would ultimately meet the standards of eligibility of the Depository Trust Company (“DTC”), including with respect to registration on The PORTAL Market, and (iii) would ultimately be issued pursuant to an indenture in conformity with the Trust Indenture Act of 1939, as amended, and the rules thereunder.
In connection with the Purchase Agreement and the Original Debentures, we entered into an Intercreditor and Subordination Agreement (the “Intercreditor Agreement”) with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the Representative, pursuant to which the liens of the Debenture holders on our assets were subordinated to the liens of JPMorgan Chase on such assets. We also entered into a Registration Rights Agreement on that date, pursuant to which we granted certain registration rights in connection with the Debentures, the Subordinated Guaranty and the underlying Common Stock. We have filed the registration statement of which this prospectus is a part in accordance with such Registration Rights Agreement.
Effective as of September 17, 2008, we received written notices from each of the purchasers of the Original Debentures that they were electing to require us to redeem their investment in the Original Debentures for 25% of the principal amount of each Original Debenture. Accordingly, pursuant to the terms of the Original Debentures, on September 18, 2008, we redeemed such portion of the Debentures, and paid the holders the aggregate sum of $10,000,000 plus accrued and unpaid interest. The applicable amount was paid to each holder using funds from the original issuances of the Original Debentures, which were being held in an interest bearing account established to hold this amount pending the end of the 90-day put option period. As a result, the aggregate outstanding principal amount of the Original Debentures was reduced from $40,000,000 to $30,000,000.
On September 18, 2008, in an exchange transaction with the holders of the Original Debentures (the “Exchange”) pursuant to a Secured Subordinated Convertible Debenture Indenture (the “Indenture”) which we entered into immediately prior to the Exchange with each of our subsidiary Guarantors and the Bank of New York Mellon Trust Company, N.A., a national banking association (“Bank of New York” or the “Trustee”), we exchanged the Original Debentures for a global debenture in the aggregate principal amount of $30,000,000 which we deposited with DTC and registered in the name of Cede & Co. (the “Global Debenture”). Pursuant to the Indenture, Bank of New York will act as Trustee with respect to the Global Debenture and our obligations thereunder. Initially, the Trustee will also serve as the paying agent, conversion agent, and registrar with respect to the Indenture.
In connection with the Exchange and the closing of the Indenture, we entered into a letter agreement with each of the parties to the Purchase Agreement, which amended and supplemented the Purchase Agreement to, among other things, appoint Bank of New York as Representative, replacing Whitebox Advisors, LLC. We also entered into an amended and restated Intercreditor and Subordination Agreement with JPMorgan Chase and Bank of New York, and an amended and restated Subordinated Guaranty and Pledge Agreement, which reflects, among other things, the Exchange and the appointment of Bank of New York as successor-in-interest to Whitebox Advisors LLC as Representative and collateral agent.
The selling securityholders identified herein are offering for resale an aggregate $30,000,000 principal amount of our Global Debenture, the related Subordinated Guarantees, as amended, as well as up to an aggregate of 6,347,700 shares of our common stock which are issuable to them upon conversion of the Global Debenture. We refer to the Global Debenture as the “Debentures” in this prospectus.

DESCRIPTION OF THE DEBENTURES
The following description is only a summary of the material provisions of the Debentures, including the Indenture, the Registration Rights Agreement, the Intercreditor Agreement, as amended, and the Subordinated Guaranty, as amended. It does not purport to be complete. This summary is subject to and qualified by reference to all provisions of the Debentures, including the Indenture, to all provisions of the Registration Rights Agreement and to all provisions of the Intercreditor Agreement, as amended, and the Subordinated Guaranty, as amended. We urge you to read these agreements in their entirety because they, and not this description, define your rights as a holder of the Debentures. These documents or forms of such documents, as applicable, are filed as exhibits to the registration statement of which this prospectus is a part. You may request copies of these documents by contacting us as set forth under the caption “Where You Can Find More Information.”
General
The Debentures, are:
•	secured, subordinated obligations;

•	limited to $30,000,000 aggregate principal amount;

•	bear interest at a rate of 10.75% per year, payable semi-annually in arrears, on January 1 and July 1 of each year, which interest payments commenced on July 1, 2008;

•	bear additional interest if we fail to comply with certain obligations under our Registration Rights Agreement or if there is an event of default;

•	contain a three-year Interest Make-Whole provision by which you are entitled to be paid, in cash or registered shares of our common stock, at our option, and subject to certain conditions, the present value of all interest which would have accrued on the principal amount being converted or redeemed after the date of such conversion or redemption and through the third anniversary of the issue date;

•	secured by a second lien on all of our assets in which our senior lender maintains a lien;

•	convertible by you at any time, after the original issue date until the Debentures are no longer outstanding, into shares of our common stock at an initial conversion price equal to $6.50 per share;

•	contain a two-year no call provision and a provisional call thereafter if the price of the underlying shares of our common stock exceeds 150 percent of the conversion price, or $9.75, for any 20 trading days in a 30-trading day period;

•	subject to repurchase by us, at your option, if a Change of Control Transaction occurs, at a purchase price equal to the sum of 103 percent of the principal amount being redeemed together with 100 percent of any accrued but unpaid interest and the three-year Interest Make-Whole premium, if any;

•	subject to an increase in the number of Conversion Shares issuable following a Change of Control Transaction based upon the change of control date and the price of our common stock; and

•	due on June 18, 2013, unless earlier converted, redeemed or repurchased.
The Debentures are secured by a second lien on our assets and are further guaranteed by the Subordinated Guaranty. There is no sinking fund provided for in the Debentures.
The Debentures were issued in book-entry form and are only issuable in denominations of $1,000 principal amount and whole multiples thereof. Transfers of Global Debentures shall be limited to transfers in whole, but not in part, to the Depository, its successors or their respective nominees. After the Debentures are issued pursuant to the Global Debentures, Certificated Debentures shall be transferred to all beneficial owners, as identified by the Depository, in exchange for their beneficial interests in Global Debentures if (i) the Depository notifies us that the Depository is unwilling or unable to continue as depository for any Global Debenture and a successor Depository is not appointed by us within 90 days of such notice or (ii) an event of default has occurred and is continuing and the registrar has received a written request from the Depository to issue Certificated Debentures.
Payments on the Debentures
We maintain an office or agency in the United States where we will pay the principal and premium, if any, on the Debentures, and where the holders may present the Debentures for registration or transfer or exchange for other denominations, which is currently the corporate trust office of the Trustee at 101 Barclay Street, 7 East, New York, NY 10014, solely for presenting Debentures, or 601 Travis Street, 18th floor, Houston, TX 77002, for all other purposes.
With respect to Certificated Debentures, we will deposit funds with the Trustee or paying agent for payment by wire transfer of immediately available funds to the accounts specified by the holders of the Debentures or, if no such account is specified, for mailing a check to each holder’s registered address. Payments in respect of Debentures represented by Global Debentures will be deposited by us with the Trustee or paying agent for payment by wire transfer of immediately available funds to the accounts specified by the holders of the Global Debentures.

Interest, Prepayment and Payment at Maturity
     Interest
The Debentures bear interest at a rate of 10.75% per year on the aggregate unconverted and then-outstanding principal amount. Interest accrues from June 18, 2008, or from the most recent date to which interest has been paid or duly provided for. We will pay interest (including additional interest, if any) semi-annually, in arrears on January 1 and July 1 of each year, on each conversion date, each redemption date and on the maturity date. The first interest payment was made on July 1, 2008.
The Debentures contain a three year interest make-whole provision by which the holder is entitled to receive for all conversions or redemptions (other than pursuant to a Holder Optional Redemption — see “Optional Redemption at Election of the Holder” below) of all or any portion of Debentures prior to the third anniversary of the Original Issue Date, or June 18, 2011, the present value of all accrued and unpaid interest from the date of such conversion or redemption through the third anniversary (the “Interest Make-Whole”). Such additional payment is designed to compensate the holders for the lost option value of the Debentures in the event you are required to convert or we redeem the Debentures. We may elect to pay the Interest Make-Whole premium either in cash or registered shares of our common stock. The value of each such share of stock shall be determined based on ninety percent of the lower of the (i) VWAP for such stock for the ten (10) Trading Days immediately prior to the date such payment is due, and (ii) the closing price of the stock on the day immediately preceding the conversion date or redemption date. The maximum number of shares of common stock potentially issuable as the Interest Make-Whole premium are included in the registration statement of which this prospectus is a part, and may be resold by the selling securityholders pursuant to this prospectus.
However, payment of the Interest Make-Whole may only be made in shares of our common stock if each of certain Equity Conditions have been met (unless such conditions are waived). Additionally, unless and until we receive any shareholder approval necessary under Rule 713 of the American Stock Exchange Company Guide governing certain issuances of securities, or any similar rule of any other applicable trading market, the value of such shares of common stock may not be less than the closing price of our common stock on the date of execution of the Purchase Agreement, or $5.43 on June 9, 2008. If we do not receive such necessary stockholder approval, payment of the Interest Make-Whole may only be made in cash.
Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest on the Debentures to the person who is the holder on the record date. Any payment required to be made on any day that is not a business day will be made on the next succeeding business day, without additional interest. A “business day” is any day except Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or obligated to close. Late payments shall incur a late fee equal to the lesser of 18% per annum or the maximum rate allowed by law on the unpaid interest for the period from the date the initial payment was due, through and including the date of actual payment. If we do not meet the current public information requirements as in effect under Rule 144 of the Securities Act as they may exist from time to time in respect of the shares of common stock issuable upon conversion, and a beneficial owner of a Debenture cannot freely resell such shares on a trading market pursuant to Rule 144 for a period of 3 months, then, as of the first day following such public information failure, interest shall accrue at an interest rate equal to 12% per annum until we satisfy the current public information requirement such that a beneficial owner of a Debenture is able to freely resell all the such shares.
In the case of a Global Debenture, interest payable on any applicable payment date will be paid by wire transfer of same-day funds to the Depository, with respect to that portion of such Global Debenture held for its account by Cede & Co. for the purpose of permitting such party to credit the interest received by it in respect of such Global Debenture to the accounts of the beneficial owners thereof.
     Prepayment
We may not prepay any portion of the principal amount of the Debentures without the prior written consent of the holders.
     Payment at Maturity
On the maturity date, each holder will be entitled to receive on such date $1,000 in cash for each $1,000 in principal amount of Debentures, together with accrued and unpaid interest (including additional interest, if any) through, but not including, the maturity date. With respect to the Debentures, principal and interest will be payable at our office or agency maintained for that purpose, which initially will be the corporate trust office of the Trustee in Houston, Texas.

Ranking of the Debentures
     Subordination of the Debentures
Although secured, the Debentures are:
•	subordinated in right of payment, as provided in the Indenture or the Intercreditor Agreement to our senior secured revolving credit facility; and

•	senior in right of payment to all of our existing and future indebtedness subordinated to the Debentures.
The Debentures are effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the assets securing such indebtedness, and to the senior secured indebtedness of our subsidiaries. Our subsidiaries are separate and distinct legal entities.
Our right to receive any assets of our existing subsidiary and any future subsidiaries upon their liquidation or reorganization, and therefore, our right to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s senior secured creditors.
Except for the Optional Redemption at the Election of the Holder, which principal payment amount was made on September 18, 2008 (see “Optional Redemption at Election of Holder” below), we may not make any payment of principal on the Debentures or purchase or otherwise acquire the Debentures if our senior secured revolving credit facility is outstanding. Although our senior secured revolving credit facility matures before the Debentures mature, we anticipate that we will extend or refinance our senior secured revolving credit facility prior to the maturity of the Debentures and that such extension or refinance will contain some sort of payment restrictions on the Debentures, notwithstanding the fact that any such extension or refinance will require the consent of holders of the Debentures.
In the event of our bankruptcy, dissolution, or reorganization, holders of our outstanding senior secured debt, if any, may receive more, ratably, than holders of the Debentures. These subordination provisions will not prevent the occurrence of any event of default under the Indenture.
We are obligated to pay reasonable compensation to the Trustee. We will indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The Trustee’s claims for such payments will be senior to the claims of holders of the Debentures.
     Prohibition on Incurrence of Additional Debt (except as permitted)
As of June 30, 2008, we had senior secured debt of approximately $22 million outstanding. Our senior secured revolving credit facility permits us to borrow up to $150,000,000, assuming there are sufficient assets to support such level of borrowing and no financial covenants are broken in so doing. The Indenture limits the amount of additional indebtedness, both senior as well as subordinated, that we may incur in the future, as described in “Covenants” below.

Guarantees
During the guarantee period, the Debentures will be guaranteed by each of our current and future subsidiaries pursuant to a Subordinated Guaranty and Pledge Agreement. The subsidiary guarantees are joint and several obligations of the subsidiary guarantors. The obligations of each subsidiary guarantor under its subsidiary guarantee are subordinated and junior in right of payment to the prior payment in full of existing and future senior indebtedness of such subsidiary guarantor substantially to the same extent as the Debentures are subordinated to all of our existing and future senior indebtedness. The subsidiary guarantors also guarantee all obligations under our senior secured revolving credit facility, and each subsidiary guarantor granted a security interest in all or substantially all of its assets to secure the obligations under the senior secured revolving credit facility.
The obligations of each subsidiary guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such subsidiary guarantor and after giving effect to any collections or payments from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of such other subsidiary guarantor under its subsidiary guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such subsidiary guarantor under its subsidiary guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. See “Risk Factors — Risks Related to the Debentures — The subsidiary guarantees may be unenforceable or federal and state statutes may allow courts to void our Subordinated Guarantees and other laws may limit payments under the subsidiary guarantees.” Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee shall be entitled to a contribution from each other subsidiary guarantor in a pro rata amount, based on the net assets of each subsidiary guarantor determined in accordance with GAAP.
The Subordinated Guaranty and Pledge Agreement is an integral component of the Indenture. As a result, all of our subsidiaries are (unless released in accordance with the terms of the Indenture or the Subordinated Guaranty and Pledge Agreement) a subsidiary guarantor for all purposes of the Indenture. Thus, each subsidiary guarantee will be a continuing guarantee and will (a) remain in full force and effect until payment of all of the obligations covered thereby, except as provided below, (b) be binding upon each subsidiary guarantor and (c) inure to the benefit of and be enforceable by the Trustee, holders of the Debentures and their successors, transferees and assigns. The Indenture provides that if the Debentures thereunder are discharged in accordance with the terms of the Indenture, then each subsidiary guarantor shall be released and discharged of its guarantee obligations in respect of the Indenture and the Debentures.
Conversion Rights
     General
At any time after the Original Issue Date until the Debentures are no longer outstanding, the principal amount of the Debentures is convertible, in whole or in part, into shares of our common stock at the option of the holders, at any time and from time to time. The initial conversion price is $6.50, subject to conversion rate adjustments.
Holders may effect conversions by delivering to the conversion agent a Notice of Conversion, specifying therein the principal amount of the Debenture to be converted and the date on which such conversion shall be effected. If no conversion date is specified in a Notice of Conversion, the conversion date shall be the date that such Notice of Conversion is deemed delivered.

No fractional shares or scrip representing fractional shares shall be issued upon the conversion of a Debenture. As to any fraction of a share which a holder would otherwise be entitled to purchase upon such conversion, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.
A holder is not required to physically surrender its Debenture to the conversion agent unless the entire principal amount of the Debenture has been so converted, and all accrued and unpaid interest thereon has been paid. Conversions have the effect of lowering the outstanding principal amount of the Debenture in an amount equal to the applicable conversion, and therefore following conversions, the unpaid and unconverted principal amount of a Debenture may be less than the amount stated on the face thereof. We, the conversion agent and the holders will each maintain records showing the principal amount(s) converted and the date of such conversion(s). We may object to a Notice of Conversion, promptly but in any event within 3 business days of delivery of such Notice of Conversion. Absent manifest error, the holder’s records showing the principal amount(s) converted and the date of such conversion(s) shall be determinative.
     Limitation on Conversion
We will not affect any conversion of a Debenture, and a holder shall not have the right to convert any portion of a Debenture, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the holder (together with its affiliates, and any other person or entity acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of the 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion of the Debenture held by that holder. A holder may, upon at least 61 days notice to us, increase or decrease this beneficial ownership limitation percentage from 4.99%, as long as it does not exceed 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares issuable upon conversion of the Debenture held by that holder.
For purposes of the foregoing, the number of shares of our common stock beneficially owned by the holder and its affiliates will include the number of shares of our common stock issuable upon conversion of the Debenture in respect of which the determination of such sentence is being made, but shall exclude the number of shares of our common stock which would be issuable upon (i) conversion of the remaining, nonconverted portion of any Debenture beneficially owned by the holder or any of its affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any of our other securities subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this calculation, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In determining the number of outstanding shares of our common stock, the holder may rely on the number of outstanding shares of our common stock as reflected in (x) our most recent Form 10-K, 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by us or (z) a more recent notice by us or our transfer agent setting forth the number of shares of our common stock outstanding. For any reason at any time, upon the written or oral request of the holder, we will within two trading day confirm orally and in writing to the holder the number of shares of our common stock then outstanding. In any case, the number of outstanding shares of our common stock shall be determined after giving effect to the conversion or exercise of our securities, including any Debenture, by the holder or its affiliates since the date as of which such number of outstanding shares of our common stock was reported.

A holder of a Debenture is not entitled to any rights of a holder of our common stock until such holder has converted its Debenture into common stock, and only to the extent such Debenture is deemed to have been converted into common stock pursuant to the terms of the Indenture and Debenture.
We will be deemed to have satisfied our obligation to pay the principal amount of the Debentures so converted and our obligation to pay accrued and unpaid interest attributable to the period from the most recent interest payment date through the conversion date by delivering the number of shares of common stock issuable on conversion to the Trustee or conversion agent.
     Conversion rate adjustments
          Stock Dividends and Stock Splits
If we, at any time while the Debentures are outstanding: (i) pay a stock dividend or otherwise make a distribution or distributions payable in shares of common stock on shares of common stock or any Common Stock Equivalents, (ii) subdivide outstanding shares of common stock into a larger number of shares, (iii) combine, including through a reverse stock split, outstanding shares of common stock into a smaller number of shares or (iv) issue, in the event of a reclassification of shares of the common stock, any shares of our capital stock, then the conversion price will be adjusted by multiplying the conversion price by a fraction, the numerator of which shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately before such event and the denominator of which shall be the number of shares of common stock outstanding immediately after such event.
          Subsequent Rights Offerings
If we, at any time while the Debentures are outstanding, issue rights, options or warrants to all holders of common stock (and not to holders) entitling them to subscribe for or purchase shares of common stock at a price per share that is lower than the VWAP on the record date for the determination of stockholders entitled to receive such rights, options or warrants, then the conversion price shall be multiplied by a fraction, the denominator of which shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of common stock offered for subscription or purchase underlying such rights or warrants, and the numerator of which shall be the number of shares of the common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.
          Pro Rata Distributions
If we, at any time while the Debentures are outstanding, distribute to all holders of common stock (and not to holders) evidence of our indebtedness or assets (including cash and periodic or extraordinary cash dividends) or rights or warrants to subscribe for or purchase any security, then in each such case the conversion price shall be adjusted by multiplying such conversion price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction, the denominator of which shall be the VWAP determined as of the record date mentioned above, and the numerator of which shall be such VWAP on such record date less the then-fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the common stock as determined by our Board of Directors in good faith. In either case the adjustments shall be described in a statement delivered to the holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of common stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

          Fundamental Transactions
If, at any time while the Debentures are outstanding, (i) we effect any merger or consolidation with or into another Person, (ii) we effect any sale of all or substantially all of our assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by us or another Person) is completed pursuant to which holders of common stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of a Debenture, the holder shall have the right to receive, for each Conversion Share that would have been issuable to it upon conversion of the Debentures immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of common stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the conversion price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) share of common stock in such Fundamental Transaction, and we will apportion the conversion price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of common stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of a Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the holder a new debenture consistent with the foregoing provisions and evidencing the holder’s right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is affected shall include terms requiring any such successor or surviving entity to comply with these provisions insuring that the Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.
          Change of Control Transaction
If the Fundamental Transaction described above is also a Change of Control Transaction, then the holder shall have the right to cause us to redeem the Debentures or to have an adjustment of the conversion price and/or Conversion Shares, as set forth below. No later than 20 trading days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, we (or at our request, the Trustee, in our name and at our expense) shall deliver written notice thereof (the text of which we will prepare) to the holders and post such notice on the systems of the Depository. Such notice shall state:
(i)	the events causing the Change of Control;

(ii)	the Change of Control date or anticipated date;

(iii)	the purchase price and whether that price will be paid in cash, shares of common stock, or a combination of cash and shares of common stock;

(iv)	the name and address of the paying agent and conversion agent;

(v)	that the Debentures must be surrendered to the paying agent to collect payment of the Change of Control redemption price, if applicable; and

(vi)	if applicable, the expected determination of the adjustment to the conversion price pursuant to the Indenture.
Simultaneously with the Change of Control notice, we shall issue a press release and timely file a Form 8-K containing the information contained in the Change of Control notice.
Fundamental Change Consequences and Change of Control
At any time during the period beginning after a holder’s receipt of a Change of Control notice and ending on the date that is five (5) trading days subsequent to the Change of Control date as set forth in the Change of Control notice, such holder may require us to redeem all or any portion of such holder’s Debenture by delivering written notice thereof to the Trustee, which Change of Control redemption notice shall indicate the principal amount the holder is electing to redeem, the certificate number of the Debenture which the holder will deliver to be redeemed, if Certificated Debentures have been issued, or notice compliant with the relevant DTC procedures if the Debentures are not certificated.
     Change of Control Redemption Price and Interest Make-Whole
Any principal amount of the Debenture subject to redemption shall be redeemed by us in cash at a price equal to the sum of 103% of the principal amount being redeemed together with 100% of any accrued but unpaid interest thereon and the Interest Make-Whole, if any. We shall make payment of the Change of Control redemption price concurrently with the consummation of such Change of Control if such a Change of Control redemption notice is received prior to the consummation of such Change of Control or within 5 trading days after we receive the notice otherwise.
     Adjustment to Conversion of Shares for a Change in Control
In connection with a Change of Control, we will increase the number of Conversion Shares issuable upon conversion of the Debenture by a number of additional shares (the “Additional Shares”) for each $1,000 principal amount of Debentures when converted provided that (A) such increase in Conversion Shares shall not take place if such Change of Control is not consummated and (B) we shall issue Conversion Shares (without such increase) on or prior to the fifth (5th) trading day following the conversion date and the Additional Shares will be issued after the later to occur of (x) the fifth (5th) trading day following the Change of Control Date and (y) the fifth (5th) trading day following the relevant conversion date. On and after the Change of Control Date, holders entitled to receive Additional Shares shall receive the kind and amount of securities (of ours or of another issuer), cash and other property receivable upon such Change of Control by a holder of the number of shares of common stock into which the Debenture was convertible immediately prior to such Change of Control, after giving effect to any adjustment event, based on the number of Additional Shares set forth above.
The number of Additional Shares will be determined by reference to the table below, based on the Change of Control date and the price of the common stock (the “Stock Price”). If the consideration for the common stock consists solely of cash, then the Stock Price will be the cash amount paid per share of the common stock. Otherwise, the Stock Price will be the average of the VWAPs for the 5 consecutive trading days immediately preceding the Change of Control date.

The following table sets forth the number of Additional Shares per $1,000 principal amount of Debentures to be added to the Conversion Shares issuable in connection with the Change of Control:
The Stock Prices set forth in the table will be adjusted as of any date on which the conversion price is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to the adjustment divided by a fraction, the numerator of which is the conversion price immediately prior to the adjustment to the conversion price and the denominator of which is the conversion price as so adjusted.

	Stock Price
	$5.47	$6.00	$6.50	$7.00	$7.50	$8.00	$8.50	$9.00	$9.50	$10.00

Additional Shares
Pricing Date	28.971	24.377	21.095	18.334	15.947	13.859	12.017	10.381	8.919	7.607
Pricing Date + 1 Year	28.971	18.21	15.626	13.636	11.935	10.448	9.136	7.969	6.926	5.987
Pricing Date + 2 Years	28.971	15.571	8.783	7.608	6.695	5.899	5.196	4.572	4.014	3.511
Pricing Date + 3 Years	28.971	12.821	4.3915	3.804	3.3475	2.9495	2.598	2.286	2.007	1.7555
The exact Stock Price and Change of Control date may not be set forth in the table, in which case:
(A) if the Stock Price is between two Stock Prices in the table or the Change of Control date is between two Change of Control dates in the table, the number of Additional Shares will be determined by straight-line interpolation between the Additional Share amounts set forth for the higher and lower Stock Prices and the two Change of Control dates, as applicable, based on a 365-day year;
(B) if the Stock Price is in excess of $10.00 per share (subject to adjustment in the same manner as the Stock Price), no Additional Shares will be added to the Conversion Shares; and
(C) if the Stock Price is less than or equal to $5.47 per share (subject to adjustment in the same manner as the Stock Price), no Additional Shares will be added to the Conversion Shares.
The maximum number of Additional Shares issuable are not included in this registration statement, of which this prospectus is a part, and therefore they may not be resold by the selling securityholders pursuant to this prospectus. Such Additional Shares will be registered in a subsequent registration statement.
Optional Redemption at Election of Company
At any time after the two year anniversary of the Original Issue Date, provided that the VWAP of the common stock has been at least 150% of the conversion price for any 20 out of 30 consecutive trading days, we may deliver notice of our irrevocable election to redeem some or all of the then-outstanding principal amount of the Debentures for cash in an amount equal to the optional redemption amount on the 20th trading day following the optional redemption notice date. The amount is payable in full on the optional redemption date. Our decision to effect an optional redemption shall be applied to all of the holders of the then-outstanding Debentures. We may effect this redemption if all of the Equity Conditions have been met during the applicable period.
The payment of cash or issuance of common stock, pursuant to an optional redemption, shall be payable on the optional redemption date.

Optional Redemption at Election of the Holder
At any time prior to the three-month anniversary of the Original Issue Date the holders had the right to deliver a notice to us of their election to require us to redeem for cash the product of up to (a) 25% of the original face principal amount of the Debenture and (b) the “Holder Optional Redemption Amount,” which is the sum of 100% of the then-outstanding principal amount of the Debenture, accrued and unpaid interest, and all liquidated damages and other amounts due, if any, in respect of the Debentures. Effective on September 17, 2008, each of the holders of the Debentures submitted its notice of election pursuant to this provision. We made the required payment to each holder on September 18, 2008. As a result of such exercises, the aggregate outstanding principal amount of the Debentures was reduced from $40,000,000 to $30,000,000.
Covenants
As long as any portion of the Debentures remain outstanding, unless the holders of at least 67% in principal amount of the then-outstanding Debentures shall have otherwise given prior written consent, we shall not, and shall not permit any of our subsidiaries to, directly or indirectly:
(1)	other than Permitted Indebtedness and except as provided in the Amended and Restated Credit Agreement that we entered into with our senior secured lender (the “Credit Agreement”), enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including, but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom; provided, that, any such additional Indebtedness effected through the Credit Agreement, when combined with other existing Indebtedness of the Credit Agreement, shall not exceed $150,000,000 in aggregate principal amount;

(2)	other than Permitted Liens and except as provided in the Credit Agreement, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom; provided, that, any such additional Liens effected through the Credit Agreement, when combined with other existing Liens under the Credit Agreement, shall not secure Indebtedness with an aggregate principal amount in excess of $150,000,000;

(3)	amend our charter documents, including, without limitation, our certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the holder;

(4)	repay, repurchase or offer to repay, repurchase or otherwise acquire more than an amount of shares of our common stock or Common Stock Equivalents equal to $200,000, other than as to (i) the Conversion Shares as permitted or required under the Transaction Documents and (ii) repurchases of common stock or Common Stock Equivalents of departing officers and directors, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of the Debentures;

(5)	repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness, other than (i) the Debentures if on a pro-rata basis or (ii) regularly scheduled principal and interest payments as such terms are in effect as of the Original Issue Date, provided that such payments shall not be permitted if, at such time, or after giving effect to such payment, any event of default exists or occurs (unless such payments are required to be made under the Credit Agreement and are permitted to be made under the Intercreditor Agreement);

(6)	pay cash dividends or distributions on any equity securities;

(7)	enter into any transaction with any affiliate which would be required to be disclosed in any public filing with the SEC, unless such transaction is otherwise permitted under the Transaction Documents and are upon fair and reasonable terms no less favorable to it than it would obtain in a comparable arm’s-length transaction with a Person not an affiliate; or

(8)	enter into any agreement with respect to any of the foregoing.
Events of Default; Notice, Remedies and Waiver
     Event of Default
Events of default with respect to the Debentures, include, among other things:
(a)	Any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages other amounts owing to a holder on any Debenture, as and when the same shall become due and payable (whether on a conversion date, any redemption date or the maturity date or by acceleration or otherwise);

(b)	Our (including our guarantors) failure to observe or perform any other covenant or agreement contained in the Debentures, except under certain circumstances;

(c)	Our failure to comply with our obligations to convert any Debentures into shares of our common stock upon exercise of a holder’s conversion right;

(d)	any representation or warranty contained in the Debenture purchase agreement we entered into with the initial purchasers of the Debentures was, at the time made, inaccurate;

(e)	a default or event of default (subject to any grace or cure period, under any material agreement, lease, document or instrument to which we or any of our subsidiaries is obligated);

(f)	certain events of bankruptcy affecting us or our significant subsidiaries;

(g)	our (including our subsidiary) default on any of our obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation the greater of $1,000,000 or five percent (5%) of the then applicable borrowing base in our senior secured revolving credit facility, whether such indebtedness now exists or is hereafter created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(h)	our common stock is not eligible for listing or quotation for trading on a trading market and shall not be eligible to resume listing or quotation for trading thereon within 10 trading days;

(i)	we do not meet the current public information requirements as in effect under Rule 144 as they may exist from time to time in respect of the Conversion Shares and the holder cannot freely resell the Conversion Shares on a trading market pursuant to Rule 144 for a period of 3 months;

(j)	any of the Security Documents cease to be in full force and effect (including failure to create a valid and perfected second priority lien on and security interest in all the Collateral (as defined in the Security Documents) at any time for any reason.
     Remedies
Subject to the Intercreditor Agreement, if an event of default occurs, other than a bankruptcy event, the outstanding principal amount of the Debentures, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the election of holders of at least 51% in aggregate principal amount of the Debentures, immediately due and payable in cash at the Mandatory Default Amount. Such declaration may be made by the holders of at least 51% in aggregate principal amount of the Debentures by written notice to us (and to the Trustee, if the notice is given by the holders), or by the Trustee at the request of the holders. An event of default that occurs as a result of a bankruptcy event of ours or a significant subsidiary will cause the principal and interest of the Debentures to become automatically due and payable without any action required on behalf of the holders or the Trustee. Commencing upon the occurrence of any event of default the interest rate on the Debentures shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the holders shall promptly surrender the Debentures to or as directed by the Trustee or to us. In connection with such acceleration described herein, the holders need not provide, and we hereby waive, any presentment, demand, protest or other notice of any kind, and the holders may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by the holders at any time prior to payment hereunder and the holders shall have all rights as a holder of the Debentures until such time, if any, as the holders receive full payment. No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon.
Notwithstanding the foregoing, we may, at our option, elect that the sole remedy for an event of default relating to our failure to provide to the Trustee such information and documents as is necessary to comply with our reporting obligations under Sections 13 or 15(d) of the Exchange Act (or in the event we are no longer subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, our failure to provide to the Trustee such information and documents containing substantially the same information as would have been required to be filed with the SEC had we continued to have been subject to such reporting requirements) will, for the first 180 days after the occurrence of such an event of default, consist exclusively of the right to receive an extension fee on the Debentures in an amount equal to 2.0% of the principal amount of all outstanding Debentures on the date on which such event of default first occurs (the “Extension Fee”). On the 181st day after such event of default (if such event of default is not cured or waived prior to such 181st day), the Debentures shall be subject to acceleration as provided above. If we do not pay the Extension Fee within five (5) Business Days, the Debentures also shall be subject to acceleration as provided above.
If an event of default occurs and is continuing, the Trustee may pursue, in its own name or as trustee of an express trust, any available remedy by proceeding at law or in equity to collect the payment of principal of and interest on the Debentures or to enforce the performance of any provision of the Debentures or the Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Debentures or does not produce any of them in the proceeding. The Trustee’s remedies are limited by the Intercreditor Agreement entered into with our senior secured lender.
The holders of at least 67% of aggregate principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of Debentures not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Debentures. The foregoing rights and remedies are limited by the terms of the Intercreditor Agreement entered into with our senior secured lender.
Consolidation, Merger and Sale of Assets
We may, without the consent of the holders of any of the outstanding Debentures, consolidate with or merge with or into any Person, or sell, convey, transfer or otherwise dispose of or lease all or substantially all of our assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person; provided, that either (x) we are the continuing Person or (y) the resulting, surviving or transferee Person is a corporation, partnership, limited liability company or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the Indenture and the Debentures and the Registration Rights Agreement; immediately after giving effect to the transaction, no event of default and no default has occurred and is continuing; we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, sale, conveyance, transfer, other disposition or lease and the supplemental indenture (if any) comply with the Indenture; and, our guarantors will have by supplemental indenture confirmed that its guarantee will apply to its obligations under the Indenture and the Debenture and related Guarantee.
Upon the consummation of any transaction effected in accordance with these provisions, if we are not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture and the Debentures with the same effect as if such successor Person had been named as us in the Indenture. Upon such substitution, except in the case of a lease, unless the successor is one or more of our subsidiaries, we will be released from our obligations under the Indenture and the Debentures.
Form, Denomination and Registration
The Debentures were issued in fully registered form without interest coupons and in denominations of $1,000 principal amount and multiples of $1,000.
     Global Debenture, Book-Entry Form
The Debentures are evidenced by a Global Debenture. On September 19, 2008, we deposited the Global Debenture with DTC and registered the Global Debenture in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a Global Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
Beneficial interests in a Global Debenture may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a Global Debenture to such persons may be limited.
Beneficial interests in a Global Debenture held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a Global Debenture, Cede & Co. for all purposes will be considered the sole holder of such Global Debenture. Except as provided below, owners of beneficial interests in a Global Debenture will:
•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the Global Debenture.
We will pay interest, and additional amounts, if any, on and the redemption price and the repurchase price of, a Global Debenture to Cede & Co., as the registered owner of the Global Debenture, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a
Global Debenture; or
•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Debentures, including the presentation of debentures for conversion, only at the direction of one or more participants to whose account with DTC interests in the Global Debenture are credited, and only in respect of the principal amount of the Debentures represented by the Global Debenture as to which the participant or participants has or have given such direction.
DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York, and member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.
DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
In order to facilitate the transfer of the Global Debentures, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.
We will issue Debentures in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a Global Debenture may be exchanged for definitive Certificated Debentures upon request by or on behalf of DTC in accordance with customary procedures. The Indenture permits us to determine at any time and in our sole discretion that Debentures shall no longer be represented by Global Debentures. DTC has advised us that, under its current practices, it would notify its participants of our request, but only withdraw beneficial interests from the Global Debentures at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.
Calculations in Respect of Debenture
Except as otherwise provided, we will be responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determinations of the sale price of our common stock, accrued interest payable on the Debentures, the Interest Make-Whole payment, whether in cash or shares of common stock, and the conversion rate and conversion price.

Discharge of the Indenture
We may satisfy and discharge our obligations under the Indenture by delivering to the Trustee all outstanding Debentures for cancellation or by irrevocably depositing, prior to the applicable date on which such payment is due and payable, with the Trustee or the paying agent (if the paying agent is not us or any of our affiliates) cash or other consideration as applicable under the terms of the Indenture sufficient to pay all amounts due and owing on all outstanding Debentures on the maturity date or the Change of Control redemption date and by paying to the Trustee all other sums payable under the Indenture.
We may exercise its satisfaction and discharge option with respect to the Debentures only if:
(1)	no default or event of default with respect to the Debentures shall exist on the date of such deposit;

(2)	such deposit shall not result in a breach or violation of, or constitute a default or event of default under the Indenture or any other agreement or instrument to which are a party or bound; and

(3)	we have delivered to the Trustee an officers’ certificate and an opinion of counsel (which may rely upon such officers’ certificate as to the absence of defaults and Events of Default and as to any factual matters), each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with.
Notwithstanding the satisfaction and discharge of this Indenture, our obligations to the Trustee shall survive and, if money shall have been deposited with the Trustee shall survive and we shall be required to make all payments and deliveries required, as the case may be, irrespective of any prior satisfaction and discharge until the Debentures have been paid in full.
Governing Law
The Debentures and the Indenture are governed by, and construed in accordance with, the laws of the State of New York.
Information Concerning Each of the Trustee and Common Stock Transfer Agent and Registrar
We have appointed The Bank of New York Mellon Trust Company, N.A., a national banking association duly organized and existing under the laws of the United States of America, as the Trustee under the Indenture, as paying agent, conversion agent, Debentures registrar and custodian for the Debentures. The Trustee or its affiliates may also provide other services to us in the ordinary course of their business.
Computershare Inc. is the transfer agent and registrar for our common stock.
Registration Rights
We entered into a Registration Rights Agreement with the initial purchasers of the Debentures. We have filed a registration statement on Form S-3 (File No. 333-153007), of which this prospectus is a part, with the SEC covering the Debentures, the Subordinated Guarantees and some of the common stock, if any, issuable pursuant to the Debentures.

The registration statement on Form S-3 was declared effective on September 17, 2008. We will use our commercially reasonable efforts to keep the registration statement effective until the date that all registrable securities covered by such registration statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144, or all of the Debentures have been redeemed or repurchased.
When we use the term “registrable securities” in this section, we are referring to:
•	the Debentures, including the related Subordinated Guarantees; and

•	the shares of common stock, if any, issuable upon conversion of the Debentures; which includes, the shares of common stock issuable in the event that we choose to pay the Interest Make-Whole premium in shares of common stock, if applicable.

We may suspend the use of the prospectus under certain circumstances relating to public filings with the SEC, receipt of certain notifications from the SEC or other governmental authority with respect to the registration statement or the “Registrable Securities,” pending corporate developments and similar events, including the passage of time or occurrence of certain events that would make any statement in this prospectus or in the registration statement untrue in any material respect or that would require any revisions to the registration statement, this prospectus or other documents, and with respect to an event or pending corporate development that we believe may be material and that, in our determination makes it not in the best interest of the Company to allow continued availability of the registration statement or the prospectus. Any suspension period shall not exceed 60 calendar days in any 12-month period.
We will pay predetermined additional amounts on any interest payment date if the registration statement is not made effective or if the prospectus included in the registration statement is unavailable for periods in excess of those permitted above on the Debentures, at an annual rate equal to 1.0% of the aggregate purchase price paid by such holder for any unregistered registrable securities then held by such holder until such time as the registration statement is declared effective or until the time that the registration statement again becomes effective and available. If we fail to pay any partial liquidated damages pursuant to these provisions of the Registration Rights Agreement within seven days after the date payable, we will pay interest thereon at a rate of 18% per annum accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.
We will have no other liabilities for monetary damages with respect to our registration obligations.
A holder who elects to sell registrable securities pursuant to the registration statement will be required to:
•	be named as a selling securityholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the Registration Rights Agreement, including indemnification provisions.
In addition, a holder who elects to resell registrable securities pursuant to the registration statement will be subject to certain of the civil liability provisions under the Securities Act in connection with such holder’s sales.

Under the Registration Rights Agreement we will, among other things,
•	pay all expenses as set forth in the Registration Rights Agreement with respect to the registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the registration statement has become effective; and

•	take other reasonable actions as are required to permit the use of the registration statement by holders of registrable securities in accordance with the terms and conditions of the Registration Rights Agreement.
This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement.
Certain Definitions
     Set forth below is a summary of certain of the defined terms used herein. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.
     “Certificated Debenture” means a Debenture in registered individual form without interest coupons.
     “Change of Control Transaction” means the occurrence after the of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of our capital stock of the Company, by contract or otherwise) of in excess of 40% of the our voting securities (other than by means of conversion or exercise of the Debentures and the securities issued together with the Debentures), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 60% of the aggregate voting power of the Company or the successor entity of such transaction, (c) we sell or transfer all or substantially all of our assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 60% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the date hereof (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof), or (e) the execution by us of an agreement to which we are a party or by which we are bound, providing for any of the events set forth in clauses (a) through (d) above.
     “Common Stock Equivalents” means any securities of the Company or our subsidiaries which would entitle the holder thereof to acquire at any time common stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive common stock.
     “Conversion Shares” means, collectively, the shares of common stock issued or issuable upon conversion of the Debentures, including, without limitation, shares of common stock issued or issuable, if any, as Interest Make-Whole and any Additional Shares.
     “Depository” means DTC or the nominee thereof, or any successor thereto.
     “Equity Conditions” means, during the period in question, (a) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of a beneficial owner of interests in the Debentures, if any, (b) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of the Debentures, (c) there is an effective Registration Statement pursuant to which beneficial owners of interests in the Debentures are permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock issuable pursuant to the Transaction Documents (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), as determined by outside counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Transfer Agent and such beneficial owners, (d) the Common Stock is trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Common Stock on a Trading Market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents (disregarding any limitation on issuance or conversion under such documents), (f) there is no existing Event of Default and no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (g) the issuance of the shares in question (or, in the case of a Company Optional Redemption or a Holder Optional Redemption, the shares issuable upon conversion in full of the applicable Optional Redemption Amount) to such beneficial owners would comply with the limitations set forth in Section 10.02(c) of the Indenture, (h) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction that has not been consummated, (i) the Holder is not in possession of any information provided by the Company that constitutes, or may constitute, material non-public information and (j) for each Trading Day in a period of 20 consecutive Trading Days prior to the applicable date in question, the daily trading volume for the Common Stock on the principal Trading Market exceeds 50,000 shares (subject to adjustment for forward and reverse stock splits and the like) per Trading Day.

     “Global Debenture” means a Debenture in registered global form without interest coupons that is deposited with the Depository or its custodian and registered in the name of the Depository or its nominee.
     “Mandatory Default Amount” means the sum of (a) the greater of (i) the outstanding principal amount of the Debenture, plus all accrued and unpaid interest hereon, divided by the conversion price on the date the Mandatory Default Amount is either (A) demanded (if demand or notice is required to create an event of default) or otherwise due or (B) paid in full, whichever results in a lower conversion price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, or (ii) 100% of the outstanding principal amount of the Debentures plus 100% of accrued and unpaid interest hereon, (b) all other amounts, costs, expenses and liquidated damages due in respect of the Debentures and (c) any Interest Make-Whole.
     “Mortgages” means all security filings, whether denominated as mortgages, deeds of trust, assignments of rents, pledges or otherwise, which perfect a lien on the Company’s interests in real property.
     “Original Issue Date” means June 18, 2008, the date the Original Debentures were issued.
     “Permitted Indebtedness” means (a) the debt evidenced by the Credit Agreement, as the same may be amended, transferred to other institutional lenders or otherwise refinanced or restated, from time to time, except that no such restatement, refinancing, or amendment shall (i) result in the size of the credit facility being greater than $150,000,000 aggregate principal amount (which amount shall include all fees and other amounts paid or payable in connection with such restatement, refinancing, or amendment) or (ii) without the consent of holders of at least 67% in principal amount of the then-outstanding Debentures, change the other terms of such Indebtedness from such terms existing on the Original Issue Date so as to adversely affect in any material respect the holders of the Debentures; (b) the indebtedness evidenced by the Debentures; (c) the Indebtedness existing on the Original Issue Date and set forth on a schedule to the Indenture, as the same may be amended, transferred to other institutional lenders or otherwise refinanced or restated, from time to time, except that no such restatement, refinancing, or amendment shall (i) result in the principal amount of any such Indebtedness (which amount shall include all fees and other amounts paid or payable in connection with such restatement, refinancing, or amendment) being greater than the principal amount thereof on the Original Issue Date or (ii) without the consent of holders of at least 67% in principal amount of the then outstanding Debentures, change the other terms of such Indebtedness (including without limitation with respect to liens, collateral, subordination, average life, stated maturity and obligors) from the terms existing on the Original Issue Date so as to adversely affect in any material respect the holders of the Debentures; and (d) up to $30,000,000 of additional indebtedness that is expressly subordinated to the Debentures pursuant to a written Intercreditor and Subordination Agreement with the Purchasers that is reasonably acceptable to the holders of at least 67% in principal amount of the then-outstanding Debentures.
     “Permitted Lien” means the individual and collective reference to the following: (a) Liens in connection with Permitted Indebtedness referred to in clauses (a) and (c) of the definition of Permitted Indebtedness; (b) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP; and (c) Liens imposed by law which
     “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.

were incurred in the ordinary course of the Company’s or any subsidiary’s business, such as carriers’, warehousemen’s and mechanics’ Liens, statutory landlords’ Liens, and other similar Liens arising in the ordinary course of the Company’s or any subsidiary’s business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien.
     “Security Documents” shall mean the Intercreditor Agreement, the Subordinated Guaranty, the Mortgages, and any other documents and filings required thereunder in order to grant the purchasers of the Debentures a second priority security interest in the assets of the Company and subsidiaries as provided in the Subordinated Guaranty, as amended from time to time, including all UCC-1 filing receipts, mortgages and deeds of trust.
     “Trading Market” means the following markets or exchanges on which the common stock is listed or quoted for trading on the date in question: the American Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.
     “Transaction Documents” shall mean the Debentures, the Registration Rights Agreement, the Subordinated Guaranty, the Intercreditor Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.
     “Trustee” means The Bank of New York Mellon Trust Company, N.A., a national banking association, or any successor trustee.
     “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the common stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the common stock for such date (or the nearest preceding date) on the trading market on which the common stock is then listed or quoted for trading as reported by Bloomberg L.P. (utilizing a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)); (b) if the common stock is not then listed or quoted on the trading market, and if prices for the common stock are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the common stock so reported; or (c) in all other cases, the fair market value of a share of common stock as determined by an independent appraiser selected in good faith by the holders and reasonably acceptable to us.
PRICE RANGE OF COMMON STOCK
As of November 3, 2008, there were approximately 175 holders of record of our common stock (without determining the number of individual participants in security positions) and 22,950,332 shares of our common stock were issued outstanding. High and low sales prices for our common stock for each calendar quarter are as follows:

	Price Range
	High	Low
2008 Period
First quarter	$5.20	$4.00
Second quarter	6.43	4.50
Third quarter	5.01	2.45

2007 Period
First quarter	$5.52	$4.31
Second quarter	5.98	3.86
Third quarter	5.56	4.09
Fourth quarter	4.99	3.75

2006 Period
First quarter	$8.95	$5.80
Second quarter	7.50	4.90
Third quarter	5.97	3.92
Fourth quarter	5.46	4.10
On November 3, 2008, the closing sale price of our common stock, as reported by NASDAQ Capital Market, was $1.63 per share. We encourage you to obtain current market price quotations for our common stock.
DIVIDEND POLICY
We have not paid any dividends on our common stock since inception, and we do not anticipate the declaration or payment of any dividends at any time in the foreseeable future.
SELLING SECURITYHOLDERS
The Debentures were originally issued by us and sold to certain initial purchasers in the private placement in June 2008 and were exchanged for a Global Debenture on September 19, 2008. The following table identifies the investors, sets forth the current outstanding principal amount of the Debentures held by each investor, the number of shares of our common stock issuable to such investor upon conversion of a Debenture at the initial conversion price, as well as the number of shares of our common stock issuable to such investor if we choose to pay the Interest Make-Whole premium in shares of our common stock, if applicable. See “Description of Debentures—Interest, Prepayment, and Payment at Maturity” above for additional information on the Interest Make Whole premium.

		Number of Shares of	Number of Shares of
	Principal	Common Stock	Common Stock Potentially
	Amount of	Issuable Upon	Issuable for Interest Make-
Investor	Debentures	Conversion	Whole
Whitebox Hedged High Yield Partners, LP	$6,750,000	1,038,461	389,769

Guggenheim Portfolio Company XXXI, LLC	$750,000	115,385	43,308

GPC LIX, LLC	$750,000	115,385	43,308

Whitebox Convertible Arbitrage Partners, LP	$6,000,000	923,076	346,461

Whitebox Intermarket Partners, LP	$750,000	115,385	43,308

Whitebox Special Opportunities Fund Series B Partners, LP	$750,000	115,385	43,308

Ironman PI Fund (QP), L.P.	$750,000	115,385	43,308

Aristeia International Limited	$1,500,000	230,770	86,616

Aristeia Special Investments Master, L.P.	$300,000	46,154	17,324

Aristeia Partners, L.P.	$1,950,000	300,000	112,601

UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	$3,375,000	519,231	194,885

UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited	$375,000	57,693	21,654

UBS O’Connor LLC F/B/O: O’Connor PIPES Corporate Strategies Master Limited	$750,000	115,385	43,308

Interlachen Convertible Investments Limited	$5,250,000	807,693	303,154

TOTAL:	$30,000,000	4,615,388	1,732,312

We are registering for resale from time to time by the selling securityholders identified below the Debentures, the Subordinated Guarantees and the shares of our common stock issuable to the selling securityholders upon conversion of the Debentures and satisfaction of the Interest Make Whole premium in shares. The term “selling securityholder” includes the securityholders listed below and their transferees, pledgees, donees or other successors.
All information contained in the table below is based upon information provided to us by the selling securityholders, and we have not independently verified this information. The selling securityholders identified below may have sold, transferred or otherwise disposed of some or all of their Debentures or common stock since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. In addition, this prospectus also covers the possible resale of the Debentures and common stock issued upon conversion thereof by other currently unknown persons who may become beneficial owners of these securities as a result of a transfer by a selling securityholder. Information concerning the selling securityholders may therefore change from time to time and, if necessary, we will supplement this prospectus accordingly.
Except as provided below, none of the selling securityholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities, nor are they registered broker-dealers or affiliates of broker-dealers. We may amend or supplement this prospectus from time to time to update the disclosures set forth in it.
The following table sets forth, for each selling securityholder to the extent known by us, (i) the principal amount of our Debentures and the amount of our common stock beneficially owned by the selling securityholder prior to the offering registered hereunder; (ii) the principal amount of our Debentures and the amount of our common stock to be offered hereby by such selling securityholder; and (iii) the principal amount of our Debentures, the number of shares of common stock and percentage of outstanding common stock, to be owned after completion of this offering. The information presented in this table assumes that the principal amount of each Debenture is fully converted and that the maximum number of shares for the Interest Make-Whole premium are issued. In addition, for purposes of the table below, we have assumed that, after completion of the offering, none of the Debentures and/or shares of common stock offered by this prospectus will be held by the selling securityholders.
The number of shares outstanding and the percentages of beneficial ownership are based on 22,950,332 shares of common stock of Teton issued and outstanding as of November 3, 2008.
The total principal amount at maturity of Debentures that may be sold hereunder will not exceed the $30,000,000 we issued. See “Plan of Distribution.”

	Beneficial Ownership Prior to				Beneficial Ownership
	The Offering		Securities Offered Hereby		Following the Offering
		Number of		Number of		Number of
	Principal	Shares of	Principal	Shares of	Principal	Shares of	Percentage
	Amount of	Common	Amount of	Common	Amount of	Common	of Common
Name of Selling Securityholder	Debentures	Stock(1)	Debentures	Stock	Debentures	Stock	Stock
Whitebox Hedged High Yield Partners, LP (2)	$6,750,000	1,428,230	$6,750,000	1,428,230	$—	—	—

Guggenheim Portfolio Company XXXI, LLC (2)	$750,000	158,693	$750,000	158,693	$—	—	—

GPC LIX, LLC (2)	$750,000	158,693	$750,000	158,693	$—	—	—

Whitebox Convertible Arbitrage Partners, LP (2)	$6,000,000	1,269,537	$6,000,000	1,269,537	$—	—	—

Whitebox Intermarket Partners, LP (2)	$750,000	158,693	$750,000	158,693	$—	—	—

Whitebox Special Opportunities Fund Series B Partners, LP (2)	$750,000	158,693	$750,000	158,693	$—	—	—

Ironman PI Fund (QP), L.P. (3)	$750,000	158,693	$750,000	158,693	$—	—	—

Aristeia International Limited (4)	$1,500,000	317,386	$1,500,000	317,386	$—	—	—

Aristeia Special Investments Master, L.P. (4)	$300,000	63,478	$300,000	63,478	$—	—	—

Aristeia Partners, L.P. (4)	$1,950,000	412,601	$1,950,000	412,601	$—	—	—

UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited (5)	$3,375,000	714,116	$3,375,000	714,116	$—	—	—

UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited (5)	$375,000	79,347	$375,000	79,347	$—	—	—

UBS O’Connor LLC F/B/O: O’Connor PIPES Corporate Strategies Master Limited (5)	$750,000	158,693	$750,000	158,693	$—	—	—

Interlachen Convertible Investments Limited (6)	$5,250,000	1,110,847	$5,250,000	1,110,847	$—	—	—

TOTAL:	$30,000,000	6,347,700	$30,000,000	6,347,700	$—	—	—

(1)	The conversion rate and the number of shares of common stock issuable upon conversion of the Debentures are subject to adjustment under certain circumstances. See “Description of the Debentures” above. Accordingly, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease from time to time. In addition, pursuant to the terms of the Debentures, a selling securityholder may not convert the Debentures to the extent such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% (or, if such percentage is increased or decreased pursuant to the terms of the Debentures, up to 9.99%) of our then-outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the portion of the Debentures which have not been converted. The number of shares in the table does not reflect this limitation.

(2)	The address for this fund is c/o Whitebox Advisors LLC, 3033 Excelsior Blvd., Suite 300, Minneapolis, Minnesota 55416. Andrew J. Redleaf, CEO of Whitebox Advisors, LLC has voting and/or dispositive powers with respect to the securities to be offered by this fund.

(3)	The address for Ironman PI Fund (QP), L.P. is 2211 Norfolk, Suite 611, Houston, Texas, 77098. Gerald Bryan Dutt has voting and/or dispositive powers with respect to the securities to be offered by Ironman PI Fund (QP), L.P.

(4)	The address for Aristeia International Limited, Aristeia Special Investments Master, L.P. and Aristeia Partners, L.P. is c/o Aristeia Capital LLC, 136 Madison Avenue, 3rd Floor, New York, New York 10016. Aristeia Advisors, LLC is the general partner of Aristeia Partners, LP, and has voting and/or dispositive powers with respect to the securities that Aristeia Partners, LP may offer.

Aristeia Capital, LLC is the investment manager for Aristeia International Limited and Aristeia Special Investments Master, L.P. and has voting and/or dispositive powers with respect to the securities these selling securityholders may offer. Aristeia Advisors, LLC and Aristeia Capital, LLC are jointly owned by Kevin C. Toner, Robert H. Lynch, Jr., Anthony M. Frascella and William R. Techar.

(5)	The address for O’Connor Global Convertible Arbitrage Master Limited, O’Connor Global Convertible Arbitrage II Master Limited and O’Connor PIPES Corporate Strategies Master Limited is c/o UBS O’Connor LLC, One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606. UBS O’Connor LLC is the investment manager of each of these selling securityholders and has voting and/or dispositive powers with respect to the securities these selling securityholders may offer. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, which is listed and traded on the NYSE. Each of these selling securityholders has advised us that it is affiliated with a registered broker-dealer, and that it purchased the securities reflected in the table in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such securities.

(6)	The address for Interlachen Convertible Investments Limited is c/o Interlachen Capital Group LP, 800 Nicollet Mall, Suite 2500, Minneapolis, Minnesota 55402. Interlachen Capital Group LP is the trading manager of this selling securityholder and has voting and investment discretion over the securities it may offer. Andrew Fraley and Jonathan Havice, as the managing members of the general partner of Interlachen Capital Group LP, have shared voting control and investment discretion over securities held by this selling securityholder. Andrew Fraley and Jonathan Havice disclaim beneficial ownership of the securities held by Interlachen Convertible Investments Limited. This selling securityholder has advised us that it is affiliated with a registered broker-dealer, and that it purchased the securities reflected in the table in the ordinary course of business, and at the time of such purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such securities.

PLAN OF DISTRIBUTION
Each selling securityholder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling shares:
• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
• an exchange distribution in accordance with the rules of the applicable exchange;
• privately negotiated transactions;
• settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
• broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;
• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
• a combination of any such methods of sale; or
• any other method permitted pursuant to applicable law.
The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.
In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
Because selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling securityholders.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling securityholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
We are also registering the Debentures and the related Subordinated Guarantees under the registration statement under which this prospectus forms a part. The selling securityholders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the Debentures and the related Subordinated Guarantees, may sell the Debentures and Subordinated Guarantees directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

Selling securityholders may decide not to sell all or a portion of the Debentures and Subordinated Guarantees offered by them pursuant to this prospectus, and instead may sell or transfer their Debentures other than by means of this prospectus. In particular, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A may be sold thereunder, rather than pursuant to this prospectus.
Teton common shares are listed on the NASDAQ Capital Market under the symbol “TEC.” We do not intend to apply for listing of the Debentures on any securities exchange and thus there is no public trading market for the Debentures. The Debentures are currently designated for inclusion in The PORTAL Market. However, Debentures sold pursuant to this prospectus will no longer be eligible for trading on The PORTAL Market. Accordingly, no assurances can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active market for the Debentures does not develop, the market price and liquidity of those securities may be adversely affected. If the Debentures are traded, they may trade at a discount from their initial offering price, depending on the market for similar securities, our performance, and other factors.
LEGAL MATTERS
Gersten Savage LLP, New York, New York, will pass upon the validity of the Debentures and the common stock offered hereby. Certain partners of Gersten Savage LLP and their families have ownership interests totaling approximately 0.3% in our Company.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K as of and for the year ended December 31, 2007 have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings (File No. 1-31679) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov, and at our web site at http.//www.teton-energy.com. You may also read and copy any document we file at the SEC’s public reference room located at 100 F. Street, N.E., Washington, D.C., 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying cost. You may call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room.
This prospectus is part of a registration statement that we have filed with the SEC relating to the Debentures, Subordinated Guarantees and shares of common stock issuable in connection therewith. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

Our common stock has been listed on the NASDAQ Capital Market under the symbol “TEC” as of September 8, 2008. Our reports, proxy statements and other information filed with the SEC prior to September 8, 2008 also may be read and copied at the American Stock Exchange at 86 Trinity Place, New York, New York 10006.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain information into this prospectus, which means that we can disclose important information to you by referring you other documents that we file with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, and an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (other than information deemed to have been furnished to, and not filed in accordance with, SEC rules) until the termination of the offering pursuant to this prospectus.
The information related to us contained in this prospectus should be read in conjunction with the information contained in the documents incorporated by reference.
•	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 13, 2008.

•	Our Proxy Statement on Schedule 14A, filed with the SEC on March 19, 2008;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the SEC on May 8, 2008;

•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the SEC on August 7, 2008;

•	Our Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 6, 2008;

•	Our Current Reports on Form 8-K, filed with the SEC on January 31, 2008, February 25, 2008, February 26, 2008, March 5, 2008, April 3, 2008 (as amended on May 23, 2008), April 18, 2008, April 30, 2008, June 10, 2008, June 19, 2008, July 16, 2008, August 6, 2008, September 23, 2008 and October 14, 2008.

•	The description of our common stock set forth in our registration statement on Form 10-SB/A filed July 11, 2001 (File No. 000-31170), and any subsequent amendment or report filed for the purpose of updating this description.
You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:
Teton Energy Corporation
600 Seventeenth Street, Suite 1600 North
Denver, Colorado 80202
Attn: Investor Relations
(303) 565-4600

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This prospectus does not constitute an offer to sell nor are they seeking an offer to buy the securities referred to in this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the documents incorporated by reference are correct only as of the date shown on the cover page of these documents, regardless of the time of the delivery of these documents or any sale of the securities referred to in this prospectus.

SUMMARY	1
SUMMARY OF THE OFFERING AND THE DEBENTURES	4
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	18
TAX CONSIDERATIONS	19
RATIO OF EARNINGS TO FIXED CHARGES	19
USE OF PROCEEDS	20
OFFERING	20
DESCRIPTION OF THE DEBENTURES	21
PRICE RANGE OF COMMON STOCK	40
DIVIDEND POLICY	41
SELLING SECURITYHOLDERS	41
PLAN OF DISTRIBUTION	46
LEGAL MATTERS	48
EXPERTS	48
WHERE YOU CAN FIND MORE INFORMATION	48
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	49
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	50
$30,000,000
10.75% Secured Subordinated Convertible Debentures due 2013,
up to 6,347,700 Shares of Common Stock
issuable upon conversion of the Debentures
and
Subordinated Guaranty and Pledge Agreement
NOVEMBER [   ], 2008

PART II
Information Not Required in the Prospectus
Item 14. Other Expenses of Issuance and Distribution.
The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts, except the registration fee, are estimated):

SEC Registration Fee	$1,572
Legal fees and expenses	$50,000
Accounting fees and expenses	$5,000
Printing and miscellaneous expenses	$3,000

TOTAL:	$59,572

Item 15. Indemnification of Officers and Directors.
The Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the state of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of the stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent and shall inure to the benefit of the heirs, executors and administrators of such person.
The Board of Directors of the Company may also authorize the Company to indemnify employees or agents of the Company, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to directors and officers of the Company.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Indemnification Agreements
The Company may enter into indemnification agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

Item 16. Exhibits.

Exhibit
No.	Description

4.1	Form of common stock certificate.*

4.2	Secured Subordinated Convertible Debenture Indenture dated September 19, 2008 among Teton Energy Corporation, Teton North America LLC, Teton Piceance LLC, Teton DJ LLC, Teton Williston LLC, Teton Big Horn LLC, Teton DJCO LLC and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 10.1 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.3	Form of 10.75% Secured Convertible Debenture dated June 18, 2008 issued by Teton Energy Corporation (incorporated by reference to Exhibit 4.1 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.4	Form of Global 10.75% Secured Subordinated Convertible Debenture (included in Exhibit 4.2).

4.5	Form of Securities Purchase Agreement dated June 9, 2008, entered into by and between Teton Energy Corporation and the investors (incorporated by reference to Exhibit 10.1 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.6	Letter Agreement dated September 19, 2008 amending and supplementing the Securities Purchase Agreement dated June 9, 2008 (incorporated by reference to Exhibit 10.2 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.7	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.8	Subordinated Guaranty and Pledge Agreement dated June 18, 2008, entered into by and between Teton Energy Corporation, Teton North America LLC, Teton Piceance LLC, Teton DJ LLC, Teton Williston LLC, Teton Big Horn LLC, Teton DJCO LLC and Whitebox Advisors LLC (incorporated by reference to Exhibit 10.4 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.9	Form of Amended and Restated Subordinated Guaranty and Pledge Agreement dated September 19, 2008 (incorporated by reference to Exhibit 10.3 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.10	Form of Intercreditor and Subordination Agreement dated June 9, 2008, entered into by and between, Teton Energy Corporation, JPMorgan Chase Bank, N.A. as administrative agent and the representative for the subordinated holders (incorporated by reference to Exhibit 10.3 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.11	Amended and Restated Intercreditor and Subordination Agreement dated September 19, 2008 (incorporated by reference to Exhibit 10.4 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

5.1	Opinion of Gersten Savage LLP.

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Gersten Savage LLP (included in Exhibit 5.1).

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC.

24	Power of Attorney (included on the signature page of the registration statement).*

25	Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*

*	Previously filed.

Item 17. Undertakings.
We hereby undertake:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (a), (b) and (c) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference into the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced above or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, state of Colorado, on November 10, 2008.

TETON ENERGY CORPORATION
/s/ Karl F. Arleth
Karl F. Arleth
President and Chief Executive Officer

/s/ Lonnie R. Brock
Lonnie R. Brock
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.

Signature	Title	Date

/s/ * James J. Woodcock	Chairman and Director	November 10, 2008

/s/ Karl F. Arleth Karl F. Arleth	President, Chief Executive Officer and Director (principal executive officer)	November 10, 2008

/s/ * Thomas F. Conroy	Director	November 10, 2008

/s/ * John T. Connor	Director	November 10, 2008

/s/ * Bill I. Pennington	Director	November 10, 2008

/s/ * Robert Bailey	Director	November 10, 2008

/s/ Lonnie R. Brock Lonnie R. Brock	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	November 10, 2008

/s/ * Dominic J. Bazile, II	Executive Vice President, Chief Operating Officer and Director	November 10, 2008

*By:	/s/ Karl F. Arleth
Karl F. Arleth
Attorney-in-Fact, granted in the Company’s Registration Statement on Form S-3 filed August 13, 2008

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, each registrant listed below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, state of Colorado, on November 10, 2008.

TETON NORTH AMERICA LLC
By:	Teton Energy Corporation, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

TETON PICEANCE LLC
By:	Teton North America LLC, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

TETON DJ LLC
By:	Teton North America LLC, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

TETON WILLISTON LLC
By:	Teton North America LLC, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

TETON BIG HORN LLC
By:	Teton North America LLC, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

TETON DJCO LLC
By:	Teton Energy Corporation, its sole member

	By: Name:	/s/ Karl F. Arleth Karl F. Arleth
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Form of common stock certificate.*

4.2	Secured Subordinated Convertible Debenture Indenture dated September 19, 2008 among Teton Energy Corporation, Teton North America LLC, Teton Piceance LLC, Teton DJ LLC, Teton Williston LLC, Teton Big Horn LLC, Teton DJCO LLC and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 10.1 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.3	Form of 10.75% Secured Convertible Debenture dated June 18, 2008 issued by Teton Energy Corporation (incorporated by reference to Exhibit 4.1 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.4	Form of Global 10.75% Secured Subordinated Convertible Debenture (included in Exhibit 4.2).

4.5	Form of Securities Purchase Agreement dated June 9, 2008, entered into by and between Teton Energy Corporation and the investors (incorporated by reference to Exhibit 10.1 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.6	Letter Agreement dated September 19, 2008 amending and supplementing the Securities Purchase Agreement dated June 9, 2008 (incorporated by reference to Exhibit 10.2 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.7	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.8	Subordinated Guaranty and Pledge Agreement dated June 18, 2008, entered into by and between Teton Energy Corporation, Teton North America LLC, Teton Piceance LLC, Teton DJ LLC, Teton Williston LLC, Teton Big Horn LLC, Teton DJCO LLC and Whitebox Advisors LLC (incorporated by reference to Exhibit 10.4 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.9	Form of Amended and Restated Subordinated Guaranty and Pledge Agreement dated September 19, 2008 (incorporated by reference to Exhibit 10.3 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

4.10	Form of Intercreditor and Subordination Agreement dated June 9, 2008, entered into by and between, Teton Energy Corporation, JPMorgan Chase Bank, N.A. as administrative agent and the representative for the subordinated holders (incorporated by reference to Exhibit 10.3 of Teton’s Form 8-K filed with the SEC on June 19, 2008).

4.11	Amended and Restated Intercreditor and Subordination Agreement dated September 19, 2008 (incorporated by reference to Exhibit 10.4 of Teton’s Form 8-K filed with the SEC on September 23, 2008).

5.1	Opinion of Gersten Savage LLP.

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Gersten Savage LLP (included in Exhibit 5.1).

23.2	Consent of Ehrhardt Keefe Steiner & Hottman PC.

24	Power of Attorney (included on the signature page of the registration statement).*

25	Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*

*	Previously filed.